Exhibit 2.1

ASSET PURCHASE AGREEMENT

AMONG

PATRIOT SPECIAL METALS, INC. and RSM REAL ESTATE HOLDING, INC.

AND

UNIVERSAL STAINLESS AND ALLOY PRODUCTS, INC.

Dated as of June 10, 2011

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is dated as of June 10, 2011, by and among Universal Stainless and Alloy Products, Inc., a Delaware corporation (“Purchaser”), Patriot Special Metals, Inc., an Ohio corporation (“Patriot”), RSM Real Estate Holding, Inc., an Ohio corporation (“RSM”), John Dimitrieff (solely for purposes of this Preamble and Section 4.8 hereof), Gordon Dimitrieff (solely for purposes of this Preamble and Section 4.8 hereof) and Robert Dimitrieff (solely for purposes of this Preamble and Section 4.8 hereof).

Patriot and RSM are collectively referred to as “Sellers”, and individually as “Seller”; John Dimitrieff, Gordon Dimitrieff and Robert Dimitrieff are collectively referred to as “Dimitrieffs”.

WHEREAS, Sellers are in the process of building and equipping a radial forge operation with vacuum induction melting and vacuum arc remelting capacity at the facility (the “North Jackson Facility”) in North Jackson, Ohio (the “Business”);

WHEREAS, Sellers desire to sell and assign to Purchaser, and Purchaser desires to purchase and accept from Sellers, substantially all of the assets owned by Sellers and their affiliates related to the Business, upon the terms and conditions set forth herein;

WHEREAS, the Dimitrieffs collectively control, directly or indirectly, each of the Sellers; and

WHEREAS, each of the Dimitrieffs is expected to obtain a substantial benefit as a result of the consummation of the transactions contemplated herein.

NOW, THEREFORE, in consideration of the premises and respective covenants contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Sale and Purchase of the Acquired Assets

1.0 Schedules, Exhibits and Definitions. Schedule 1.0(a) is annexed to and forms part of this Agreement. The exhibits and all other schedules annexed to and forming part of this Agreement are set out on Schedule 1.0(a). Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed thereto on Schedule 1.0(b).

1.1 Acquired Assets. Subject to the terms and conditions of this Agreement, Sellers shall grant, convey, sell, assign, transfer and deliver to Purchaser at Closing, and Purchaser shall purchase at Closing, all properties, assets, privileges, rights, interests and claims, real and personal, tangible and intangible, of every type and description, wherever located, including the Business as a going concern and goodwill, that are owned by Sellers and their affiliates, and used or held for use in connection with the Business, except for those assets which are expressly excluded pursuant to Section 1.2 hereof (the “Acquired Assets”). Without limiting the foregoing, the Acquired Assets shall include the following:

(a)	Real Property. All those certain lots and pieces of ground, together with the buildings, structures, fixtures and other improvements erected or located thereon, together with all leaseholds, privileges, rights, easements, hereditaments, appurtenances and related rights and privileges of every nature appurtenant thereto, of the Owned Real Property;

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(b)	Machinery, Equipment and Other Personal Property. All physical assets, machinery, equipment, automobiles, trucks, furniture, fixtures, office materials and supplies, computer hardware and software, spare parts, and other tangible personal property of every kind and description owned, leased or licensed by Sellers and used or held for use in connection with the Business (the “Machinery and Equipment”). Schedule 1.1(b) hereof lists each material piece of Machinery and Equipment of the Business.

(c)	Inventories. All inventories and supplies of Sellers used in the Business, including finished goods, work-in-progress and raw materials wherever located, and all other inventories and supplies located at the Owned Real Property.

(d)	Prepaid Items. All prepaid expenses included in the Independent Accountant Reports.

(e)	Contracts. All Contracts of Sellers related to the Business, including without limitation those listed on Schedule 1.1(e) and those included in the Independent Accountant Reports, but excluding those listed on Schedule 1.2(j) (such Contracts constituting part of the Acquired Assets are referred to collectively as the “Assumed Contracts”). “Contract” means all unexpired agreements, licenses, leases for real property or personal property, permits, arrangements, commitments or understanding, whether written or oral, express or implied, contingent, fixed or otherwise, to which any Seller or affiliate thereof is bound, and which relates to the Business.

(f)

Intellectual Property. All trademarks, service marks, franchises, patents, trade names, jingles, slogans, and logotypes, copyrights and other intangible rights (registered or unregistered), including any applications therefor and all drawings and designs, know-how, trade secrets and secret processes and formulas and licenses with respect to intangible property rights, computer programs and program rights, and other intangible property and proprietary rights, whether or not subject to statutory registration or protection (the “Intellectual Property”), in each case owned, leased or licensed by Sellers and used or held for use as of the date of this Agreement in connection with the Business. Notwithstanding anything set out in this Agreement, the Purchaser and the Sellers acknowledge and agree that the source code for the production operating system (the “PO System”) is not owned by the Sellers and is not included as part of the Acquired Assets. The Sellers shall provide a copy of the PO System utilized by the Seller as of the Closing Date. The Purchaser acknowledges and agrees that, although the

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Purchaser may use the PO System as it exists as of the Closing Date (and obtains, as part of the Acquired Assets, a license to use the PO System’s object code), no changes may be made to the PO System’s source code unless the Purchaser purchases the source code from the owner. The Purchaser acknowledges that the Sellers have contracted with the owner of the PO System source code to amend the PO System from time to time and that the Purchaser will be required to enter into a contract with the owner of the POS System source code for any amendments required by the Purchaser subsequent to the Closing Date.

(g)	Files and Records. All files, records, books of account, general, financial, accounting and personnel records, invoices, computer programs, tapes, electronic data processing software, supplier lists, maintenance and operating instructions, correspondence and other records of Sellers used or held for use by or otherwise primarily relating to the Business.

(h)	Claims. All rights, claims, credits or causes of action against third parties relating to or arising out of the Business or the Acquired Assets, except any and all claims of Sellers for refunds, carrybacks, carryforwards and credits relative to Taxes paid or attributable to a taxable period (or portion thereof) ending on or prior to the Closing.

(i)	Goodwill. All of Sellers’ goodwill in, and the going concern value of, the Business.

(j)	Permits, Licenses and Authorizations. Any and all permits, certificates (including without limitation, certificates of occupancy), licenses, approvals, registrations and authorizations required under, or otherwise made available by or under the authority any Law that is applicable to Sellers, the Acquired Assets or the Business, required for the construction and operation of the Improvements applicable to, or affecting the operation of or use in the Business (each a “Permit”; collectively, the “Permits”), each of which is listed on Schedule 2.14.

(k)	Warranties and Guarantees. Any and all warranties and guarantees (expressed or implied) in connection with any Improvements, the Machinery and Equipment and the Construction Plans and Specifications.

1.2 Excluded Assets. Sellers shall retain and the Acquired Assets shall not include the following assets (the “Excluded Assets”):

(a)	Seller’s rights under this Agreement,

(b)	Seller’s minute book and stock records,

(c)	all claims, choses of action and judgments in respect of any litigation matter set forth on Schedule 1.2(c), and with respect to any other Excluded Liability,

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(d)	all personnel records that Sellers are required by law to retain in their possession,

(e)	cash, cash in banks and cash equivalents,

(f)	amounts due from affiliates,

(g)	all Plans, including without limitation, employee pension, profit sharing, 401(k) and employee stock ownership plans, trusts and related trust accounts, funds, investments or other assets,

(h)	accounts receivable of Sellers related to or arising from the Business;

(i)	security deposits held by third parties for the benefit of Sellers, other than those security deposits set forth in the Independent Accountant Reports (if at all); and

(j)	those assets (including Contracts) listed on Schedule 1.2(j).

1.3 Assumption of Liabilities. Subject to the terms and conditions of this Agreement, in addition to the Purchase Price, as adjusted in accordance with Section 1.11, at the Closing Purchaser shall assume and agree to pay, honor and discharge (i) those certain accounts payable (the “Assumed Accounts Payable”) as set forth on the Independent Accountant Reports as owing as of the Closing Date; and (ii) the Assumed Contracts (collectively, the “Assumed Liabilities”).

1.4 Excluded Liabilities. Purchaser shall in no event assume, nor shall it be liable for, any obligations or liabilities of Sellers of any nature whatsoever (whether express or implied, fixed or contingent, known or unknown) other than the Assumed Liabilities (all such obligations and liabilities of Sellers other than the Assumed Liabilities are referred to individually as an “Excluded Liability” and collectively as the “Excluded Liabilities”). Without limiting the foregoing, Purchaser shall not be deemed to assume any liabilities relating to or arising out of:

(a)	the Excluded Assets;

(b)	any liabilities, obligations and commitments with respect to (i) borrowed money, (ii) notes payable, (iii) capital leases, (iv) outstanding checks from, or made on behalf of, the Business that have not cleared and (v) installment sale contracts or other contracts relating to the deferred and unpaid purchase price of property or services, including any interest accrued thereon and prepayment or similar penalties and expenses, as of the Closing Date, with the exception of the Assumed Accounts Payable) (“Indebtedness”);

(c)	any litigation and other legal proceedings brought by any third party or Governmental Authority, whether pending or threatened prior to the Closing Date or thereafter, to the extent relating to the operation or formation of the Business by Sellers prior to the Closing, including claims alleging pre-Closing breach of contract, claims alleging pre-Closing violations of the intellectual property of third parties and claims relating to pre-Closing violations of law (including Environmental Laws);

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(d)	any amounts (fixed, contingent or otherwise) payable by Sellers to any other Seller, or any shareholder or affiliate of any Seller;

(e)	any other liabilities, obligations and commitments expressly retained by and/or allocated to Sellers under Section 5 (Employee and Employee Benefit Plans);

(f)	all policies of insurance of Sellers;

(g)	the obligation to contribute to or other obligations arising under the Plans;

(h)	any liabilities of Sellers arising under any Environmental Law;

(i)	any liabilities of Sellers incurred outside of the ordinary course of business; and

(j)	Taxes assessed, accrued or attributable for periods prior to the Closing Date and related penalties and interest, if any.

1.5 No Encumbrances. The Acquired Assets shall be sold and conveyed to Purchaser free and clear of all mortgages, security interests, charges, encumbrances, liens, assessments, covenants, claims, title defects, pledges, encumbrances and burdens of every kind or nature whatsoever (collectively, “Liens”), except for Permitted Liens. “Permitted Liens” means only (a) uncontested Liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business with respect to amounts that are not yet due and payable, (b) exceptions for ALTA standard printed exceptions (other than mechanic’s and materialmen’s liens and rights of possession) and (c) all other matters of public record that are acceptable to Purchaser in its sole and absolute discretion.

1.6 Closing. The closing of the sale and purchase of the Acquired Assets (the “Closing”) will take place at 10:00 A.M., Eastern time, on the Closing Date if all conditions set forth in Section 6 (other than those that by their nature can only be satisfied at Closing) have been satisfied as of such time. The closing date (the “Closing Date”) shall be the day which is the later of July 14, 2011 and the day to which the Closing Date has been extended in accordance with the provisions of this Agreement. For all economic purposes, the Closing shall be effective as of 11:59 P.M., Eastern time, on the Closing Date (the “Effective Time”).

Extensions to Closing Date.

(a)	either the Sellers or the Purchaser shall have the right to extend the Closing Date to August 1, 2011; and

(b)	if the Agreement has not terminated in accordance with the provisions of Section 1.19 (Qualification):

(i)	if the Purchaser elects, on or before August 1, 2011, an extension of the Closing Date beyond August 1, 2011 because any of the conditions set forth in Section 6.2 or 6.4 (other than Section 6.4(k)) is not met, and such failure is not primarily as a result of the actions or inactions of the Purchaser, the Purchaser shall have the right to extend the Closing Date to August 31, 2011 or such earlier day as the Purchaser may elect;

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(ii)	if the Purchaser elects, on or before August 1, 2011, an extension of the Closing Date beyond August 1, 2011 because any of the conditions set forth in Section 6.2 or 6.4 (other than Section 6.4(k)) are not met and such failure is not primarily as a result of the actions or inactions of the Purchaser or the Sellers and the Purchaser pays the amount of $1,000,000 (the “Partial Extension Payment”) to the Sellers on or before August 1, 2011, the Purchaser shall have the right to extend the Closing Date to August 31, 2011 or such earlier day as the Purchaser may elect, in which case the Partial Extension Payment shall be the non-refundable sole property of the Sellers upon receipt thereof and not be credited toward the Purchase Price;

(iii)	if the Purchaser elects, on or before August 1, 2011, an extension of the Closing Date beyond August 1, 2011 for any reason other than as set out in (i) or (ii) above and the Purchaser pays the amount of $2,000,000 (the “Extension Payment”) to the Sellers on or before August 1, 2011, the Purchaser shall have the right to extend the Closing Date to August 31, 2011 or such earlier day as the Purchaser may elect, in which case the Extension Payment shall be the non-refundable sole property of the Sellers upon receipt thereof and not be credited toward the Purchase Price; and

(iv)	if the Sellers elect, on or before August 1, 2011, an extension of the Closing Date, beyond August 1, 2011, the Sellers shall have the right to extend the Closing Date to August 31, 2011 or such earlier day as the Sellers may elect.

1.7 Currency. All amounts to be paid in accordance with the provisions of this Agreement shall be paid in immediately available currency of the United States of America.

1.8 Purchase Price. The purchase price (the “Purchase Price”) for the Acquired Assets shall be $104,500,000, adjusted in accordance with Section 1.11 hereof, provided however that in no event will the Purchase Price (as adjusted) be more than $115,000,000. For clarity, it is the intent of the Purchaser and the Sellers that in addition to the Purchase Price (as adjusted), the Purchaser shall be responsible for payment of the Assumed Accounts Payable.

1.9 Delivery of Statement of Balance Due on Closing. Not less than four days prior to the Closing Date, the Sellers shall deliver to the Purchaser a statement of the balance due on Closing (the “Statement of Balance Due on Closing”) setting forth the adjustments to

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Purchase Price and the credits to which the Sellers and the Purchaser are entitled in accordance with the provisions of this Agreement, including without limitation, the Closing Cost Adjustment Amount (determined in accordance with Section 1.11 hereof), the Deposit (which shall be credited against the Purchase Price) and amounts set out on the Settlement Statement. Forthwith upon Closing, the Vendor Solicitor shall deliver the interest on the Deposit, if any, to the Purchaser by wire transfer of immediately available funds to such account as Purchaser shall have designated in writing at least two business days prior to the scheduled Closing Date.

1.10 Payment by Purchaser on Closing. The Purchaser shall pay the following amounts to the Sellers on the Closing Date:

(a)	$20,000,000 as evidenced by one or more convertible promissory notes of Purchaser payable as the Purchaser may direct (up to five separate promissory notes, each of which will have a principal amount of at least $100,000) in writing and delivered at Closing in substantially the form attached as Exhibit A (the “Promissory Note”). Sellers shall provide a written notice to Purchaser, two days prior to Closing, as to how many Promissory Notes are required and the value of each. In such notice, Sellers shall also provide a confirmation, in reasonably satisfactory form to Purchaser, that all holders of the convertible promissory notes are “accredited investors” as such term is defined in Regulation D promulgated under the U.S. Securities Act of 1933.

(b)	$2,500,000 (the “Escrow Amount”) to be paid to BNY Mellon (the “Escrow Agent”) to be paid in trust to and held by the Escrow Agent under the terms of the Escrow Agreement among Sellers, Purchaser and Escrow Agent in substantially the form attached as Exhibit B (“Escrow Agreement”); and

(c)	the balance due on Closing as set forth on the Statement of Balance Due on Closing to be paid by wire transfer of immediately available funds to such account or accounts as Sellers shall have designated in writing at least two business days prior to the scheduled Closing Date.

1.11 Adjustment to Purchase Price

(a)	The Purchase Price is based on the assumption that effective as of the Closing Date, Sellers have paid, net of all rebates and discounts, at least $82,000,000 for the purchase of the Owned Real Property, the construction of buildings, the purchase and installation of equipment and improvements to the Owned Real Property, and other permitted expenses.

(b)	Schedule 1.11(b) has been prepared by the Sellers and sets forth the amounts paid by Sellers, net of all rebates and discounts for the purchase of the Owned Real Property, the construction of buildings, the purchase and installation of equipment and improvements to the Owned Real Property as of May 27, 2011.

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(c)	On or before June 30, 2011, Sellers shall provide Purchaser with an independent third party audit (the “Independent Report”) prepared by the Accounting Firm setting out the amounts (the “Independent Report Costs”) paid by Sellers, net of all rebates and discounts for the purchase of the Owned Real Property, the construction of buildings, the purchase and installation of equipment and improvements to the Owned Real Property as of May 31, 2011 (the “Independent Report Date”). The Independent Report shall be prepared in accordance with the instructions set forth in Schedule 1.11(c) and shall include confirmation:

(i)	that the Independent Report Costs were paid,

(ii)	of the amount of the Assumed Accounts Payable; and

(iii)	that the items of machinery and equipment set out in the Independent Report were located at the Owned Real Property as of the Independent Report Date, were in transit, or were under construction at a vendor’s facility as of the Independent Report Date.

The Sellers and the Purchaser shall agree upon the Independent Report and the Independent Report Costs within five business days following delivery of the Independent Report by the Accounting Firm. If the Sellers and the Purchaser do not agree within the period of time allotted for so doing, then either party may submit the determination to the Accounting Firm. The Accounting Firm shall act as an arbitrator to determine the Independent Report and the Independent Report Costs, based solely on presentations by Purchaser and Sellers (and not by independent review). The Accounting Firm shall make its determination within five business days and its determination shall be final and binding for all purposes. The costs and expenses of the Accounting Firm incurred in connection with such arbitration shall be borne equally by Sellers and Purchaser.

If and to the extent that the Independent Report Costs set forth on the Independent Report are greater than or less than $82,000,000, such difference (the “Closing Cash Adjustment Amount”) shall be added to or deducted from the cash portion of the Purchase Price as the case may be.

(d)	Not more than 10 business days following the Closing Date, Sellers shall provide Purchaser with an independent third party audit (the “Independent Supplemental Report”) prepared by the Accounting Firm setting out the amounts (the “Independent Supplemental Report Costs”) paid by Sellers, net of all rebates and discounts for the purchase of the Owned Real Property, the construction of buildings, the purchase and installation of equipment and improvements to the Owned Real Property during the period beginning on the Independent Report Date and ending on the Closing Date. The Independent Supplemental Report shall be prepared in accordance with the instructions set forth in Schedule 1.11(c) and shall include confirmation:

(i)	that the Independent Supplemental Report Costs were paid,

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(ii)	the amount of the Assumed Accounts Payable; and

(iii)	that the items of machinery and equipment set out in the Independent Accountant Reports were located at the Owned Real Property as of the Closing Date, were in transit, or were under construction at a vendor’s facility as of the Closing Date.

The Sellers and the Purchaser shall agree upon the Independent Supplemental Report and the Independent Supplemental Report Costs within five business days following delivery of the Independent Supplement Report by the Accounting Firm. If the Sellers and the Purchaser do not agree within the period of time allotted for so doing, then either party may submit the determination to the Accounting Firm. The Accounting Firm shall act as an arbitrator to determine the Independent Supplemental Report and the Independent Supplemental Report Costs, based solely on presentations by Purchaser and Sellers (and not by independent review). The Accounting Firm shall make its determination within five business days and its determination shall be final and binding for all purposes. The costs and expenses of the Accounting Firm incurred in connection with such arbitration shall be borne equally by Sellers and Purchaser.

If and to the extent that the Independent Report Costs and the Independent Supplemental Report Costs set forth on the Independent Report and the Independent Supplemental Report, as finally resolved, are greater than or less than $82,000,000, such difference (the “Final Cash Adjustment Amount”) shall be paid to Sellers or Purchaser, as the case may be. Any Final Cash Adjustment Amount to be paid by Purchaser shall be paid in immediately available funds within three business days. Any Final Cash Adjustment Amount to be paid by Sellers shall be paid to the Purchaser from the Escrow Amount (to the extent there are sufficient funds).

1.12 Allocation of Purchase Price

(a)	The Purchase Price shall be allocated between Sellers as set forth on Schedule 1.12(a).

(b)

The Purchase Price together with the Assumed Liabilities shall be allocated among the Acquired Assets and Assumed Liabilities in the manner set forth in Schedule 1.12(a) in accordance with the applicable provisions of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the U.S.

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Treasury regulations promulgated thereunder and any applicable comparable provisions of state, local and foreign Tax law (the “Purchase Price Allocation”). The Purchase Price Allocation made pursuant to this Section 1.12 shall be binding on Purchasers and Sellers for all Tax reporting purposes. To the extent required, each party agrees to timely file an IRS Form 8594 reflecting the Purchase Price Allocation for the taxable year that includes the Closing Date and to make any timely filing required by applicable state, local and foreign laws.

(c)	Any amount that is to be treated as an adjustment to the Purchase Price and such adjustment shall be allocated among the Acquired Assets in accordance with the Purchase Price Allocation method provided in Section 1.12(a).

(d)	Each party hereto shall adopt and utilize the Purchase Price Allocation for purposes of all Tax returns filed by them and shall not voluntarily take any position inconsistent with the foregoing in connection with any examination of any Tax return, any refund claim, and any litigation proceeding or otherwise. In the event that the Purchase Price Allocation is disputed by any taxing authority, the party receiving notice of the dispute shall promptly notify the other parties hereto of such dispute and such parties shall cooperate in good faith in responding to such dispute in order to preserve the effectiveness of the Purchase Price Allocation.

1.13 Non-Assignable Contracts and Rights. To the extent that the assignment by any Seller of any contract, property, right, or asset to be assigned to Purchaser pursuant to this Agreement shall require the consent or approval of any other party, and the consent or approval shall not have been obtained at the time of Closing, this Agreement shall not constitute a contract to assign the same if an attempted assignment would constitute a breach thereof or would in any way adversely affect the rights of Sellers (or Purchaser, as assignee) thereunder. Other than with respect to those consents identified in Schedule 6.2(a) (which shall be a condition to Closing), if any such consent or approval is required but not obtained on or prior to the Closing Date, then:

(a)	The respective Seller and Purchaser shall continue to seek such consent or approval after Closing for a period ending on the twelve-month anniversary of the Closing Date; provided, however, that such obligation shall be of no further force or effect if such Seller and Purchaser reasonably determine that such consent or approval will not be forthcoming during such period;

(b)	Subject to clause (c) below, each Seller will cooperate with Purchaser in any lawful and economically feasible arrangement to provide that Purchaser shall receive the interest of that Seller in the benefits under any such instrument, contract, lease or permit or other agreement or arrangement, including performance by such Seller, as agent, if economically feasible, of its obligations thereunder; and

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(c)	The respective Seller’s obligations under the preceding clause (b) shall be conditioned upon Purchaser’s undertaking to pay or satisfy the corresponding liabilities for the enjoyment of such benefits to the extent Purchaser would have been responsible therefor hereunder if the respective consent or approval had been obtained.

1.14 Deliveries on Closing. The following deliveries shall be made on Closing.

(a)	Purchaser shall deliver to Sellers, in each case executed by a duly authorized officer of Purchaser, all documents required to be delivered by the Purchaser in accordance with the provisions of this Agreement, including without limitation, the following agreements:

(i)	the Assignment and Assumption Agreement in substantially the form attached as Exhibit C (the “Assumption Agreement”);

(ii)	the Escrow Agreement; and

(iii)	the Transition Services Agreement in substantially the form attached as Exhibit D (the “Transition Services Agreement”).

(b)	Sellers shall deliver to Purchaser, in each case duly executed by an authorized officer of each Seller designated a party thereto all documents required to be delivered by the Sellers in accordance with the provisions of this Agreement, including without limitation, the following agreements:

(i)	the Assumption Agreement;

(ii)	Escrow Agreement;

(iii)	Transition Services Agreement;

(iv)	the Bill of Sale in substantially the form attached as Exhibit E (the “Bill of Sale”);

(v)	a special warranty deed or deeds to the Owned Real Property substantially in the form attached as Exhibit F, as needed to transfer the Owned Real Property to Purchaser in accordance with the requirements of this Agreement (the “Deed”); and

(vi)	such other bills of sale, deeds, certificates of title, assignments and other instruments of conveyance of title, in form reasonably acceptable to Purchaser, sufficient to pass title to the owned Acquired Assets to be conveyed hereunder, free and clear of all Liens other than Permitted Liens.

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1.15 General Condition. This Agreement is conditional (the “General Condition”) until June 24, 2011 to enable the Purchaser to satisfy itself that the Machinery and Equipment located at the North Jackson Facility and forming part of the Acquired Assets, other than the VIDP System and the Radial Forge, are satisfactory for use as intended by the Purchaser. This condition is for the sole benefit of the Purchaser and may be waived by the Purchaser at any time. If the Purchaser gives notice that the General Condition is not waived or does not give notice to the Sellers that the General Condition is waived within the period of time allotted for so doing, this Agreement shall terminate. Sellers shall reasonably cooperate to demonstrate that the Machinery and Equipment is satisfactory for use as intended by the Purchaser.

1.16 Title Condition. This Agreement is conditional (the “Title Condition”) until June 24, 2011 to enable the Purchaser to review and give notice to the Seller of any valid objection the Purchaser has to the title to the Owned Real Property as of a specified date. If the Purchaser notifies the Sellers of any such objection to the title to the Owned Real Property prior to June 24, 2011, then the Sellers shall elect, by written notice (the “Cure Notice”) delivered to the Purchaser within two (2) business days after receipt of such notice, to either cure or satisfy any particular objection(s) at or prior to the Closing Date or not to so cure or satisfy any particular title objection(s). The date of the Purchaser’s above-described notice of title objections shall be referred to herein as the “Title Date”. If the Sellers shall fail to deliver the Cure Notice to the Purchaser within the time required therefor or shall elect not to cure any particular title objection(s) by the Closing Date, then the Purchaser may elect, by written notice to the Sellers prior to the Closing Date, to (i) terminate this Agreement by written notice to the Seller, in which case the Deposit, if any, shall be returned to the Purchaser, and neither the Sellers nor the Purchaser shall have any further rights or obligations hereunder or liability to the other (except with respect to the provisions of this Agreement that survive termination); or (ii) waive such title objection and proceed to close in accordance with the terms of this Agreement. Notwithstanding the foregoing, immediately prior to Closing the Sellers shall pay, satisfy, remove and cure all mortgages, deeds of trust, judgments, monetary liens, or similar monetary encumbrances affecting the Owned Real Property or any part thereof or provide owner’s affidavits or other similar documents required for the Purchaser to obtain affirmative coverage from its title insurance company with respect to such encumbrances prior to the Closing.

1.17 VIDP System Condition. “VIDP” means the VIM-VIDP furnace technology system located at the North Jackson Facility. This Agreement is conditional (the “VIDP Condition”) until June 24, 2011 to enable the Purchaser to satisfy itself that all parts of the VIDP required for its operation have been identified, ordered or delivered to the North Jackson Facility and that each of the existing parts is functional in accordance with its intended use in conformity with the technical specifications to which it was designed (except to the extent described in Section 1.18). The Purchaser shall, at its own cost, engage ALD to inspect and test the VIDP and all attendant parts and systems that are testable without actually constructing the VIDP, including without limitation, power supplies, controls, exposed bearings. Purchaser shall satisfy itself with respect to the results of the inspection and testing by ALD and the replacements or repairs recommended by ALD. This condition is for the sole benefit of the Purchaser and may be waived by the Purchaser at any time. If the Purchaser gives notice that

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the VIDP Condition is not waived or does not give notice to the Sellers that the VIDP Condition is waived within the period of time allotted for so doing, this Agreement shall terminate.

1.18 VIDP System Repair. If the Purchaser gives notice to the Sellers that the VIDP Condition is waived, the Sellers shall, at no cost to the Purchaser, cause all replacements and repairs recommended by ALD to be completed. It is acknowledged and agreed that ALD will not be able to complete all inspections and testing of the VIDP prior to the Closing Date. Once ALD has been able to complete all inspections and testing of the VIDP, the Sellers shall, at no cost to the Purchaser, cause all replacements and repairs recommended by ALD to be completed. The cost of replacement or repairs shall not be included in the amount Seller Final Costs and shall be paid by the Seller. The Seller shall not be entitled to have such costs paid out of the Escrow Amount (but the Purchaser may, subject to its sole and exclusive discretion, require that such costs be paid out of the Escrow Amount).

1.19 Qualification Condition. This Agreement is conditional (the “Qualification Condition”) on the Purchaser being satisfied that the radial forge (the “Radial Forge”) installed at the North Jackson Facility has been Qualified on or before June 24, 2011 (the “Qualification Date”) The Sellers shall give notice (the “Qualification Notice”) to the Purchaser when the Radial Forge has been Qualified on or before June 21, 2011. The Purchaser shall have three business days following delivery of the Qualification Notice to satisfy itself that the Radial Forge is Qualified. For purposes of this Agreement, the Radial Forge is “Qualified” by Seller once the terms and conditions set forth in Schedule 1.19 are met.

If Purchaser is satisfied that the Radial Forge is Qualified, Purchaser shall give notice to that effect to the Sellers within the period of time allotted for so doing. If the Purchaser gives notice to the Sellers that the Qualification Condition is not waived, or does not give notice to the Sellers within the period of time allotted for so doing, this Agreement shall terminate.

If the Sellers do not give the Qualification Notice to the Purchaser within the time period allotted for so doing, the Qualification Date shall be extended for such number of days between June 21, 2011, and the date upon which the Purchaser gives the Qualification Notice, provided that if the Qualification Condition is not satisfied or waived on or before July 15, 2011, this Agreement shall terminate.

1.20 Deposit. Once the Purchaser is satisfied that the Radial Forge is Qualified and Purchaser has given notice to that effect to the Sellers, Purchaser will deposit with Papazian Heisey Myers (the “Vendor Solicitor”) an amount equal to $2,000,000 (the “Deposit”) within seven days thereafter. Upon receipt of the Deposit, the Vendor Solicitor shall hold the Deposit in trust in an interest bearing account. The Sellers and the Purchaser acknowledge and agree that the Vendor Solicitor shall invest the Deposit in accordance with the guidelines set out by the Law Society of Upper Canada.

If this Agreement is terminated and any of the Closing conditions set forth in Sections 6.2 and 6.4 (other than Section 6.4(k)) has not been met and such failure is not primarily as a result of the actions or inactions of the Purchaser, the Deposit, together with interest thereon, if any, shall be paid to the Purchaser within three business days following termination hereof.

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If this Agreement is terminated and any of the Closing conditions set forth in Sections 6.2 and 6.4 (other than Section 6.4(k)) has not been met and such failure is primarily as a result of the actions or inactions of the Purchaser, the Deposit, together with interest thereon, if any, shall be paid to the Sellers within three business days following termination hereof.

If this Agreement is terminated and the Closing conditions set forth in Sections 6.2 and 6.4 (other than Section 6.4(k)) have been met, the Deposit, together with interest thereon, if any, shall be paid to the Sellers, within three business days following termination hereof.

The Sellers and the Purchaser acknowledge and agree that if there is any dispute between the Purchaser and the Sellers with respect to payment of the Deposit or interest thereon, if any, the Vendor Solicitor may elect to pay such amounts into court of competent jurisdiction (until the dispute is resolved by a final and non-appealable judgment by a court or a binding arbitration). The Sellers and the Purchaser hereby agree to indemnify, save and hold the Seller Solicitor harmless from and against all reasonable losses, costs, damages and expenses suffered or incurred by the Vendor Solicitor arising in, out of or from, the agreement of the Vendor Solicitor to hold the Deposit.

1.21 Condition of Acquired Assets. Except for the obligation of the Sellers to deliver good and marketable title to the Acquired Assets free and clear of all Liens other than Permitted Liens, the Purchaser shall accept the Acquired Assets as follows:

(a)	the VIDP on an as is, where is basis as of the day the VIDP Condition is waived by the Purchaser, subject to the obligation of Sellers under Section 1.18 (VIDP System Repair) and subject to the representations and warranties set forth in this Agreement;

(b)	the Radial Forge on an as is, where is basis as of the day the Qualification Condition is waived by the Purchaser, subject to the representations and warranties set forth in this Agreement; and

(c)	all Acquired Assets not included in (a) and (b) above in existence at the North Jackson Facility on the day the General Condition is waived by the Purchaser on an as is, where is basis as of the day the General Condition is waived by the Purchaser, subject to the representations and warranties set forth in this Agreement.

The Acquired Assets shall be and remain at the risk of Seller until Closing.

1.22 Purchase of Capital Assets. Set forth on Schedule 1.22 is a plan (the “Capital Expenditure Plan”) setting out improvements which the Sellers intend to implement at the North Jackson Facility. The Sellers shall continue to implement the improvements set out in

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the Capital Expenditure Plan and the costs actually incurred by Sellers in so doing shall be included in the Independent Accountant Reports as part of Independent Report Costs, the Independent Supplemental Report Costs or the Assumed Accounts Payable. The Purchaser has approved incurrence of the cost of the Improvements marked with a “Y” in the column marked “Commit” on page 1 of Schedule 1.22. The Purchaser has approved incurrence of the cost of the Improvements marked with a “Yes” in the column marked “Commit by 8-1-11” on page 1 of Schedule 1.22. The Purchaser has approved incurrence of the cost of the Improvements marked with a “Yes” in the column marked “Committed” on page 2 of Schedule 1.22. The Purchaser has approved incurrence of the cost of the Improvements marked with a “Yes” in the column marked “OK Commit by 8-1-11” on page 2 of Schedule 1.22.

If the Sellers elect to implement a material improvement (the “Unapproved Improvement”) not contemplated in the Capital Expenditure Plan or arising reasonably therefrom, the Sellers shall give notice of their intent to do so to the Purchaser. The Purchaser shall have five business days following delivery of the notice to give notice to the Sellers that the Purchaser consents or objects to the Unapproved Improvement. If the Purchaser consents to the Unapproved Improvement or does not object to the Unapproved Improvement within the period of time allotted for so doing, the costs of implementation of the Unapproved Improvement, to the extent actually incurred, shall be included in the Independent Accountant Reports as part of Independent Report Costs, the Independent Supplemental Report Costs or the Assumed Accounts Payable. If the Purchaser, acting reasonably, objects to the Unapproved Improvement within the period of time allotted for so doing, the Sellers shall not be entitled to claim the cost of implementation of the Unapproved Improvement.

2.	Representations and Warranties of Sellers. As a material inducement to Purchaser to enter into this Agreement and to consummate the transactions set forth herein, each of the Sellers hereby jointly and severally represents and warrants to Purchaser as follows:

2.1 Corporate Status and Authority. Each Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio, and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business (including the Business). Each Seller has full corporate power and authority to execute and deliver this Agreement and each of the Seller Transaction Documents to which it is designated as a party, and to perform its respective obligations hereunder and thereunder. The execution, delivery and performance of each Seller’s obligations under this Agreement and each of its Seller Transaction Documents have been duly authorized by such Seller’s board of directors and its shareholders which constitutes all necessary corporate action on the part of such Seller for such authorization. This Agreement has been duly executed and delivered by each Seller, and each of its Seller Transaction Documents will have been duly executed and delivered as of the Closing, and this Agreement constitutes, and the Seller Transaction Documents at the Closing will constitute, the valid and binding obligation of each Seller, except as limited by laws affecting the enforcement of creditor’s rights generally or by general equitable principles.

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2.2 No Conflicts, Consents and Approvals.

(a)	The execution and delivery of this Agreement and the Seller Transaction Documents by each Seller, and the performance of its obligations hereunder and thereunder, will not result in (i) any conflict with the articles of incorporation or by-laws of any Seller, (ii) subject to obtaining the consents referred to in Section 2.2(b) and compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any breach or violation of or default under any law, statute, regulation, judgment, order, decree, license, permit or other governmental authorization or any mortgage, lease, Contract, deed of trust, indenture or any other instrument to which such Seller is a party or by which any of its properties or assets are bound, or (iii) the creation or imposition of any Liens, other than Liens created by or resulting from the actions of Purchaser.

(b)	Except as set forth in Schedule 2.2(b), no consent, approval or authorization of or filing with any third party or any Governmental Authority is required on the part of any Seller in connection with the execution and delivery of this Agreement, the Seller Transaction Documents, or the consummation of the transactions contemplated hereby and thereby, except for filings and waiting periods required with respect to the HSR Act.

2.3 Other Equity Interests. No Seller has any equity interest or investment in any corporation, partnership, joint venture, association or other business organization.

2.4	Financial Statements Sellers have delivered to Purchaser copies of (i) the unaudited combined balance sheet of the Business as of July 31, 2009 and July 31, 2010, and the related unaudited combined statements of income of the Business for the fiscal periods ending July 31, 2009 and July 31, 2010 (collectively, the “Annual Financial Statements”), and (ii) the unaudited combined balance sheet of the Business as of April 30, 2011 (the “Unaudited Balance Sheet”) and related unaudited combined statements of income of the Business for the nine months period ending April 30, 2011 (together with the Unaudited Balance Sheet and the Annual Financial Statements, the “Financial Statements”). Except as set forth on Schedule 2.4, statements of income and statements of cash flows included in the Financial Statements do not reflect the operations of any entity or business not intended to constitute a part of the Business after giving effect to all such transactions and reflect all material costs that historically have been incurred by the Business (other than the Excluded Liabilities).

(b)

Each of the Financial Statements (i) was prepared in accordance with and reflects in all material respects the books and records of the Business and Sellers (which are correct and complete in all material respects), (ii) has been prepared in accordance with Canadian generally accepted accounting principles, consistently applied (“GAAP”) (subject, in the case of the unaudited financial statements, to

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the absence of notes that, if presented, would be qualitatively consistent, in all material respects, with those included in audited financial statements), and (iii) fairly presents in all material respects the financial condition of the Business and the financial condition of the Business as of such dates and the results of operations of the Business for such periods.

2.5 Absence of Undisclosed Liabilities. Except for (a) liabilities reflected or reserved against in the Financial Statements, (b) liabilities incurred in the ordinary course of business after the Unaudited Balance Sheet Date, and (c) liabilities set forth on Schedule 2.5, no Seller has any debts, liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable arising out of or relating to the Acquired Assets or the Business.

2.6 Real Property; Assets

(a)	Schedule 2.6(a) lists the street address, parcel identification number, legal description and the name of the record title holder of each parcel of real property included in the Acquired Assets that is owned by any of the Sellers (the “Owned Real Property”). Sellers have good and marketable fee simple title to the Owned Real Property, which as of the Closing Date, will be free and clear of all Liens, except for Permitted Liens. There is no outstanding option, right of first refusal or other contractual right to purchase, sell, assign or dispose of any of the Owned Real Property. At the Effective Time, no part of the Owned Real Property will be encumbered by any lease, oral or written, and there will be no parties in possession, other than Purchaser, on any part of the Owned Real Property (including any of the buildings, structures and improvements thereon).

(b)	None of the Sellers lease any real property.

(c)	All Improvements on the Owned Real Property, including, without limitation, any and all Improvements that are constructed as of the date hereof: (i) are within the lot lines and do not encroach on the properties of any other person; (ii) to the knowledge of Sellers, have been constructed in a good and workmanlike manner, in accordance with the Construction Plans and Specifications; and (iii) as of Closing will be free of all mechanic’s liens. To the knowledge of Sellers, the use and operation of all Owned Real Property conforms to all applicable building, zoning, safety and subdivision laws, and all restrictive covenants, restrictions and conditions affecting title to the Owned Real Property.

(d)	No portion of the Owned Real Property is located in a flood plain, flood hazard area or designated wetlands area, except as set forth on Schedule 2.6(d).

(e)

None of Sellers have received any written or oral notice of assessments for public improvements against the Owned Real Property or any written or oral notice or order by any Governmental Authority, insurance company or board of fire

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underwriters or other body exercising similar functions that: (i) relates to violations of building, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any portion of the Owned Real Property; or (iii) requests the performance of any repairs, alterations or other work to or in any portion of the Owned Real Property or in any streets bounding the Owned Real Property.

(f)	The Owned Real Property comprises one parcel of land for taxing and conveyance purposes.

(g)	There is no pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of the Owned Real Property and to the knowledge of the Sellers, there is no threatened condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of the Owned Real Property.

(h)	To the knowledge of Sellers, all public utilities (including water, gas, electric, storm and sanitary sewage, and telephone utilities) required to operate the Owned Real Property and conduct the Business following completion of the Improvements are available to the Owned Real Property and enter the boundaries of the Owned Real Property through adjoining public streets or permanent, irrevocable easements or rights-of-way of record in favor of the applicable Seller. To the knowledge of Sellers, the public utilities are all connected according to valid permits, are all in good working order, and to the knowledge of the Sellers are adequate to service the conducting of the Business on the Owned Real Property, have been installed in accordance with the Construction Plans and Specifications and permit full compliance with all Laws of any applicable Governmental Authority. None of Sellers have received any written notice of any proposed, planned or actual curtailment of service of any utility supplied to any facility of Sellers. The Owned Real Property has access to a publicly opened street.

(i)	Sellers have legal and beneficial ownership of all of their respective tangible personal property and assets included in the Acquired Assets free and clear of all Liens, except as set forth on Schedule 2.6(i).

(j)	Except for the representations and warranties set forth in this Agreement, the Sellers are not making any representations or warranties with respect to the layout, structural integrity, size or functionality of the Improvements, the Radial Forge or machine or the VIDP system.

2.7 Contracts. Schedule 1.1(e) lists all material Contracts relating to or arising from the Business, other than Contracts, the cost of which are included in the Independent Accountant Reports, but excluding those listed on Schedule 1.2(j) which constitute part of the Excluded Assets, to which any of the Sellers or their affiliates is a party or by which any of Sellers, any of their affiliates, or the Acquired Asset is bound including without limitation (in each case solely if the same arise out of or relate to the Business):

(a)	any joint venture, limited liability company or limited partnership agreement;

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(b)	any mortgage, indenture, loan or credit agreement, security agreement or other agreement or instrument relating to any Indebtedness or extension of credit in any case in excess of $10,000;

(c)	any distribution or marketing agreement involving in excess of $100,000 of product per year;

(d)	any material Contract relating to the acquisition or disposition of (i) any business of a Seller (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) which would be part of the Acquired Assets, or (ii) any Acquired Asset, other than in the ordinary course of business;

(e)	any material Contract under which a Seller is, or may become, obligated to pay any amount in respect of (i) purchase price adjustments, (ii) termination, retention, change of control or similar bonuses or payments, or (iii) otherwise in connection with any (A) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (B) merger, consolidation or other business combination or (C) series or group of related transactions or events of the type specified in clauses (A) and (B) above;

(f)	any Contract under which any Seller or its affiliates has permitted any material Acquired Asset to become subject to a Lien other than a Permitted Lien;

(g)	any Contract under which any Seller or the Business is (i) lessee of or holds or operates any personal property, owned by any other party and which requires payments in excess of $10,000 per year, or (ii) lessor of or permits any third party to hold or operate any property owned or controlled by such Seller or the Business;

(h)	other than in respect to purchase orders received or issued in the ordinary course of business, any Contract or group of related Contracts with the same party or group of affiliated parties continuing over a period of more than one year from the Closing Date, which is not terminable by any Seller or the Business upon 90 days or less notice without penalty and/or requires payment of consideration in excess of $10,000 per year;

(i)	any Contract with respect to any intangible property (including any intellectual property rights) (other than agreements for mass-marketed, non-customized software with a replacement cost and/or annual license fee of less than $10,000);

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(j)	any Contract prohibiting any Seller or the Business from freely engaging in any business or competing anywhere in the world, or restricting the use of any intellectual property rights, including any settlement, non-disclosure or confidentiality agreements or agreement, but excluding any nondisclosure or confidentiality agreement entered into in the ordinary course of business;

(k)	any Contract with any Governmental Authority;

(l)	any settlement, conciliation, or similar agreement with any Governmental Authority, or pursuant to which any Seller or the Business will be required after the date hereof to pay consideration in excess of $10,000;

(m)	other than in respect of purchase orders received or issued in the ordinary course of business, any Contract with any supplier;

(n)	any other Contract or commitment which requires payment by the Business, a Seller or an affiliate thereof after the date hereof of more than $10,000;

(p)	any Contract relating to the construction or installation of the Improvements,

the foregoing Contracts, together with the Contracts and commitments required to be set forth on Schedules 2.8(b) (Employee Arrangements) and 2.9(a) (Intellectual Property) are referred to as the “Disclosed Contracts”

Sellers have furnished or made available to Purchaser true and accurate copies of all Disclosed Contracts together with all amendments, waivers or other changes thereto. Each Disclosed Contract is valid, binding and enforceable in accordance with its terms, except as the enforcement thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws in effect which affect the enforcement of creditor’s rights generally, or (ii) general principles of equity whether considered in a proceeding at law or in equity. Each of the Disclosed Contracts shall be in force and effect without a penalty in accordance with its terms upon consummation of the transactions contemplated hereunder. To the knowledge of Sellers, no event has occurred which with the passage of time or the giving of notice or both would result in a default or breach by any Seller of any Disclosed Contract; and neither Sellers has any knowledge of any existing or threatened breach or cancellation by the other parties to any Disclosed Contract to which any Seller is a party.

2.8 Employees; Employment Agreements; Benefits

(a)

Employees; Plans. Schedule 2.8(a) contains a true, complete and correct list of the employees employed by the Sellers in connection with the Business. The Sellers have delivered to the Purchaser information with respect to the rate of all current compensation payable by the Sellers to each such employee, including, without limitation, any bonus, contingent or deferred compensation. Except as set forth in Schedule 2.8(a), (i) there is no contractual or bargaining relationship with any labor organization or union, (ii) to the knowledge of Sellers, no employee (A)

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has any present intention to terminate their employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any other Person besides that Business that would be material to the performance of such employee’s employment duties or the ability of the Business to conduct its business; (iii) no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition, (iv) to the knowledge of Sellers, no union organizing or decertification efforts are underway or threatened and no such activities have occurred within the past five years, and no other question concerning representation exists, (v) there is no workman’s compensation liability, experience or matter outside the ordinary course of business, (vi) there is no employment-related proceeding of any kind, pending or threatened in any forum, relating to an alleged violation or breach by either Sellers of any law or Contract; and (vii) no employee or agent of the Sellers or the Business has committed any act or omission giving rise to material liability for any violation or breach identified in subsection (vi) above.

(b)	Employee Arrangements. Schedule 2.8(b) lists all Contracts of the following types to which any Seller is a party or that is sponsored, maintained or provided by, or contributed to by, any Seller or to which any Seller has an obligation to contribute or has any liability, actual or contingent with respect to, that relate to any Transferred Employee: (i) employment and consulting agreements (including severance and retention agreements), (ii) collective bargaining agreements, and (iii) profit sharing, pension, retirement, early or supplemental retirement, bonus, incentive compensation, stock option or other equity based incentive compensation, deferred compensation or other written material employee benefit plans, agreements, contracts or commitments (collectively, “Employee Arrangements”). Sellers have made available to Purchaser true and complete copies of all Employee Arrangements sponsored by Sellers.

(c)

ERISA. Schedule 2.8(c) identifies all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, currently sponsored, maintained or provided by, or contributed to by, any Seller in respect of any Transferred Employee or any current or former employee, director or officer of a Seller (collectively, the “Plans”), other than a plan that is exempt from ERISA under section 4(b)(4) of ERISA. Each Plan complies in all material respects with the requirements of ERISA and the Code and has been operated, administered, funded and invested in compliance with its terms. No Plan to which any Seller or any member of the same controlled group of corporations as any Seller within the meaning of section 4001(a)(3) of ERISA contributes and which is subject to Part 3 of Subtitle B of Title I of ERISA has incurred any “accumulated funding deficiency” within the meaning of section 302 of ERISA or section 412 of the Code and no material liability (other than for annual premiums) to the Pension

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Benefit Guaranty Corporation has been incurred by any Seller with respect to any such plan. No Seller has incurred any liability for any Tax or penalty imposed by section 4975 of the Code or section 502(i) of ERISA. No Seller participates in a multiemployer plan as defined in section 3(37) of ERISA. Except as set forth in Schedule 2.8(c) there are no pending or, to Sellers’ knowledge, threatened claims by or on behalf of any employee involving any Plan or Employee Arrangement (other than routine claims for benefits).

(d)	Tax Qualification. Sellers have received favorable determination letters from the IRS as to the qualifications of the Plans under the Code, and to the knowledge of the Sellers, nothing has occurred since the date of such determination letters (as applicable) that would materially adversely affect such qualifications.

(e)	Other Labor Matters.

(i)	Employee Classification. No person performing services for the Business has been improperly classified as being an independent contractor, consultant or leased employee rather than an employee and no such person classified as a non-employee is entitled to receive benefits under any Plan.

(ii)	Effect of the Transactions. No Seller will be obligated to make, or is a party to any Contract that would result in, separately or in the aggregate, in the payment of, any such “excess parachute payments” as a result of the transactions contemplated by this Agreement. Except as set forth in Section 5, there is no vesting, accelerated funding, or additional accumulation of compensation or benefits that will be triggered by the transactions contemplated by this Agreement.

(iii)	Strikes. There are no existing or, to the knowledge of Sellers, threatened labor disturbances, strike, stoppage, cessation of work or refusal to work by employees or any other concerted activity on the part of such employees designed to restrict or limit output, or any lockout, closing of place of employment, suspension of work or refusal by any Seller to continue to employ any employees.

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2.9 Intellectual Property

(a)	Schedule 2.9(a) fully and accurately describes all of the Intellectual Property used in the Business. The Intellectual Property is sufficient to conduct the Business and operations of Sellers relating to the Business as they are now being conducted. Except as otherwise set out in this Agreement and described in Schedule 2.9(a), Sellers own all of the rights to, and the property interests in, the Intellectual Property, free and clear of Liens. Sellers’ right, title and interest in and to the Intellectual Property are valid and enforceable.

(b)	No Seller has received any written (nor, to Sellers’ knowledge, oral) notice or claim that the use of the Intellectual Property in the Business is infringing on or otherwise acting adversely to the intellectual property rights of any person and no Seller has knowledge of any infringement by any person of the Intellectual Property. No Seller has licensed or agreed to license for use by any other person any of the Intellectual Property.

(c)	Schedule 2.9(c) sets forth a complete and correct list, as of the date hereof, of all material written licenses to which any Seller is a party, pursuant to which any person or entity permits any Seller to use any trademarks, service marks, trade names, copyrights, patents, computer software programs, applications, source code and object code, and databases, know-how or show how and other compilations of information not owned by a Seller in connection with the Business (other than “shrink wrap” or similar off-the-shelf applications purchased in the ordinary course of business). Sellers have furnished or made available to Purchaser complete and correct copies of the licenses listed on Schedule 2.9(c). No Seller, nor, to Sellers’ knowledge, any other party thereto, is in default under any such license, and each such license is in full force and effect as to the Seller party thereto, and to Sellers’ knowledge, as to each other party thereto.

(d)	Each Seller has taken all commercially reasonable steps to maintain the confidentiality of all information that constitutes a material trade secret of such Seller or the Business.

2.10 Compliance with Law To the knowledge of the Sellers, the Sellers have conducted the Business, constructed the Improvements to the Owned Real Property and installed the machinery and equipment therein as described in the Construction Plans and Specifications and held the Acquired Assets in compliance with all Laws of any Governmental Authority having jurisdiction over it, including, without limitation, all applicable federal, state and local laws dealing with occupational safety and health. “Governmental Authority” means the United States, any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including any court, in each case having jurisdiction over the Business or any Seller. No Seller has received any written notice of any violation of any Laws applicable to a Seller, the Business or any of the Acquired Assets.

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2.11 Litigation. Except as otherwise set forth in Schedule 2.11, there are no judicial or administrative actions, proceedings or investigations pending or, to the knowledge of Sellers, threatened, against any Seller or the Business, the Acquired Assets or that question the validity of this Agreement or any action taken or to be taken by any Seller in connection herewith. To the knowledge of Sellers, there is no fact or circumstance that would reasonably be expected to give rise to any action or claim against Sellers, the Acquired Assets or the Business.

2.12 Taxes

(a)	There are no Taxes relating to the Business that are properly attributable to periods up to and including the Closing for which Purchaser could be held liable that have not been or will not be paid by Sellers and their affiliates. “Taxes” means all income taxes, franchise taxes, withholding taxes, employment taxes, consumption, sales and use taxes, excise taxes, real and personal property taxes, stamp taxes, transfer taxes, value-added taxes, goods and services taxes and other similar taxes or governmental charges, together with all interest and penalties payable with respect thereto.

(b)	Each of Sellers has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax returns required to be filed by it. To the knowledge of the Sellers, all such filed Tax returns are correct, and complete, in all material respects and all Taxes for all Tax periods or portions thereof ending on or prior to the date hereof, whether or not shown to be due on any Tax return, have been timely paid or accrued. No audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of any of Sellers, and no written notice thereof has been received.

(c)	To the knowledge of Sellers, the transactions contemplated by this Agreement will not cause Purchaser to lose the benefit of the tax abatement in place with respect to the Owned Real Estate.

(d)	All related party transactions conducted between Sellers, on the one hand, and their affiliates (including without limitation any entity directly or indirectly controlled by the Dimitrieffs), on the other hand, have been on an arms’ length basis in accordance with Section 482 of the Code.

(e)	Seller has not claimed a tax deduction for depreciation expense on any item of Machinery and Equipment.

2.13 Absence of Changes. As of the date upon which the VIDP Condition is waived, no Material Adverse Effect shall have occurred with respect to the VIDP. As of the date upon which the Qualification Condition is waived, no Material Adverse Effect shall have occurred with respect to the Radial Forge. As of the date upon which the General Condition is waived, no Material Adverse Effect shall have occurred with respect to any Acquired Asset located at

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or forming part of the North Jackson Facility (other than the VIDP System and the Radial Forge). As of the Title Date, no changes to title to the Owned Real Property shall have occurred other than changes made in order to remove, remedy or satisfy any objections to title made by the Purchaser in accordance with the provisions of Section 1.16, and no other Material Adverse Effect shall have occurred with respect to the Owned Real Property.

Since the Balance Sheet Date, Sellers have conducted the Business in the ordinary course, in substantially the same manner in which it has been previously conducted, and no Seller has:

(a)	mortgaged, pledged or subjected to any Lien any of the Acquired Assets, except for Liens incurred in the ordinary course of business or Permitted Liens;

(b)	disposed or agreed to dispose of any material Acquired Asset other than in the ordinary course of business;

(c)	incurred any obligation or liability related to the Business, absolute, accrued, contingent or otherwise, whether due or becoming due, except current liabilities for trade or business obligations incurred in connection with the purchase of goods or services in the ordinary course of business consistent with prior practice;

(d)	materially amended, terminated, rescinded or caused to terminate any Disclosed Contract;

(e)	materially changed any accounting methods, practices or policies, pricing, marketing, purchasing, allowance or Tax practice, or any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or Tax purposes or made any material Tax election or settled or compromised any material income Tax liability with any Governmental Authority;

(f)	increased the salary or other compensation payable or to become payable to any employee of any Seller engaged in the Business other than as incurred in the ordinary course of business, or incurred any obligation to pay any bonus or other additional salary or compensation to any employee of any Seller engaged in the Business, or adopted or materially modified any Plan;

(g)	settled or compromised any material claims, actions, suits, investigations or proceedings in respect of the Business;

(h)	entered into, amended, or terminated any collective bargaining agreement applicable to any Business employees; or

(i)	entered into any material agreement in respect of or binding upon the Business or any material Acquired Asset outside the ordinary course of business.

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2.14 Licenses, Permits and Authorizations. Sellers hold, and Schedule 2.14 lists all Permits. Except as set forth in Schedule 2.14:

(a)	all of the Permits are assignable without consent from the entity or agency that issued the Permit or from any third party, and no such assignment shall result in any loss of benefits or ay increase in burdens under the Permit;

(b)	the Permits are not subject to any restrictions or conditions that would limit the operation of the Business or operations of Sellers in connection with the Business as presently conducted or as proposed to be conducted by Purchaser;

(c)	there are no applications by Sellers or complaints by others pending or, to the knowledge of Sellers, threatened as of the date hereof before any governmental agency relating to any Permits involving any of the Acquired Assets, the Business or any Seller and

(d)	no Seller has received any written notice of any violation of any Permits and all of the Permits are in full force and effect.

Except as set forth on Schedule 2.14, no governmental or other regulatory consents or approvals are, to the knowledge of Sellers, necessary for such Permits to continue in full force and effect on behalf of Purchaser following consummation of the transactions contemplated by this Agreement.

No Seller has received any notice of any violation of law, statute, rule, regulation, judgment, order, decree, permit, concession, franchise or other governmental authorization or approval applicable to any Seller, the Business or to any of the Acquired Assets.

2.15 Insurance. Schedule 2.15 sets forth a complete and correct list of all insurance policies maintained by the Sellers in connection with the Business. There are no material claims by any Seller under any of such policies relating to the Business or any Acquired Asset.

2.16 Environmental Compliance and Conditions

(a)	The Acquired Assets and the Business are and have been in consistent compliance in all material respects with all applicable Environmental Laws.

“Environmental Law” means all Laws that relate to protection of the environment, natural resources, or public health and safety, or relating to the production, generation, use, storage, treatment, processing, transportation, disposal or Release of Hazardous Substances or the regulation of Hazardous Activities, including any common law trespass, nuisance, and similar common law theories.

“Hazardous Activity” means the distribution, generating, handling, importing, managing, manufacturing, processing, producing, refining, storing, transferring,

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transporting, treating or using of Hazardous Substances in, on, under, about, or from any real property or any part of any real property which results in the Release of Hazardous Substances or their presence in the environment.

“Hazardous Substance” means any (i) hazardous substance as defined by any Environmental Law, (ii) any petroleum or petroleum product, oil or waste oil; (iii) any hazardous material, toxic substance, toxic pollutant, solid waste, municipal waste, industrial waste, hazardous waste, flammable material, radioactive material, pollutant or contaminant or words of similar meaning and regulatory effect under any applicable Environmental Law; and (iv) any other chemical, material, substance or mixture exposure to which or whose discharge, emission, disposal or Release is prohibited, limited, or regulated under any applicable Environmental Law.

“Release” means any spill, leak, emission, discharge, deposit, disposal, escape, leaching, dumping or other release of any Hazardous Substance into the environment, whether intentional or unintentional, including the abandonment or discarding of barrels, containers and other receptacles containing any Hazardous Substance.

(b)	Sellers have obtained all Environmental Permits, kept all records and made all filings required by applicable Environmental Laws with respect to the construction, use and operation of the Acquired Assets and the operation of the Business, or otherwise pertaining to any Acquired Asset. Each Environmental Permit is in full force and effect and the Acquired Assets and Business are in full compliance in all material respects with all such Environmental Permits. No action is pending, or to the knowledge of the Sellers, threatened, to revoke, suspend, modify, or limit and Environmental Permit, and to the knowledge of the Sellers, no condition exists which could reasonably provide the basis for any action to revoke, suspend, modify or limit any Environmental Permit. A true and complete list of Environmental Permits is set forth in Schedule 2.16(b).

“Environmental Permit” means any permit, registration, certificate, certification, license, authorization, consent or approval of any Governmental Authority required by or issues pursuant to any Environmental Law.

(c)	No Seller has received any written notice that a Seller or the Business is or may be a potentially responsible person or otherwise liable, in connection with any waste disposal site or other location where there has been a Release or threatened Release of any Hazardous Substances in connection with the Acquired Assets or the Business.

(d)	No Seller has received any written notice or demand letter from any person, including any Governmental Authority, indicating that a Seller or the Business may be in violation of, or liable under, any Environmental Laws in connection with the ownership or operation of the Acquired Assets or the Business.

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(e)	To the knowledge of the Sellers, there has been no Release of any Hazardous Substances at or on any Owned Real Property in violation of Environmental Laws or that would reasonably require investigation and/or remediation under any Environmental Law.

(f)	There are no legal proceedings pending or threatened against any Seller relating to any violation, or alleged violation, of any Environmental Laws in connection with the Acquired Assets or the Business or that could reasonably be anticipated to result in liability to the Business.

(g)	To the knowledge of the Sellers, there are no pending or reasonably anticipated changes to Environmental Laws that will require changes to existing Environmental Permits or obtaining additional Environmental Permits or cause capital or operating and maintenance cost increases.

(h)	To the knowledge of the Sellers, there are no (i) underground storage tanks, (ii) polychlorinated byphenyl containing equipment, (iii) asbestos-containing material, or (iv) landfills, surface impoundments or disposal areas, located at or on the Owned Real Property.

2.17 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without any person acting on behalf of Sellers in such manner as to give rise to any valid claim against Purchasers or any Seller for any brokerage or finder’s commission, fee or similar compensation.

2.18 Accuracy of Information Furnished. To the knowledge of Sellers, no statement contained in this Agreement or any Exhibit or Schedule attached hereto, and no statement contained in any certificate or other instrument or document furnished by or on behalf of any Seller pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact that is necessary to make the statements contained herein or therein not misleading.

3.	Representations and Warranties of Purchaser. As a material inducement to Sellers to enter into this Agreement and to consummate the transactions set forth herein, Purchaser hereby represents and warrants to Sellers as follows:

3.1 Corporate Status and Authority. Purchaser is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and as of the Closing will have, the power and authority to execute and deliver this Agreement and the Purchaser Transaction Documents and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and each of its Purchaser Transaction Documents have been duly authorized by Purchaser’s board of directors, which constitutes all necessary

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corporate action on the part of Purchaser for such authorization. This Agreement has been duly executed and delivered by Purchaser, and each of the Purchaser Transaction Documents will have been executed and delivered as of the Closing, and this Agreement constitutes, and such Purchaser Transaction Documents at the Closing will constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

3.2 No Conflicts; Consents and Approvals.

(a)	The execution, delivery and performance of this Agreement and each of the Purchaser Transaction Documents will not result in (i) any conflict with the certificate of incorporation or by-laws of Purchaser, (ii) any breach or violation of or default under any law, statute, regulation, judgment, order, decree, license, permit or other governmental authorization or any mortgage, lease, agreement, deed of trust, indenture or any other instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound, or (iii) the creation or imposition of any Lien, except for such breaches, violations or defaults and such Liens which would not, individually or in the aggregate, impair the ability of Purchaser to fulfill its obligations hereunder or thereunder.

(b)	Except as set forth in Schedule 3.2, no consent, approval or authorization of or filing with any third party or Governmental Authority is required on the part of Purchaser in connection with the execution and delivery of this Agreement or its Purchaser Transaction Documents or the consummation of the transactions contemplated hereby and thereby, except filings required with respect to the HSR Act.

3.3 Litigation. There are no judicial or administrative actions, proceedings or investigations pending or, to the knowledge of Purchaser, threatened, which question the validity of this Agreement or any action taken or to be taken by Purchaser in connection herewith.

3.4 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without any person acting on behalf of Purchaser in such manner as to give rise to any valid claim against Purchaser or any Seller for any brokerage or finder’s commission, fee or similar compensation, except for Scura Partners, whose fees in respect hereof shall be paid by Purchaser.

4.	Covenants

4.1 Satisfaction of Closing Conditions. The parties shall use their reasonable best efforts to bring about the satisfaction as soon as possible of all the conditions contained in Section 6. Without limiting the generality of the foregoing, the parties shall apply for and diligently prosecute all applications for, and shall use their best efforts promptly to obtain, such

ASSET PURCHASE AGREEMENT	PAGE 30

consents, authorizations and approvals from such third parties and Governmental Authorities as shall be necessary to permit the consummation of the transactions contemplated by this Agreement including, without limitation, making the requisite filings with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the HSR Act.

4.2 Conduct of Business. From the date this Agreement is executed by the Purchaser and the Sellers, the Sellers shall conduct the Business in the ordinary course in substantially the same manner in which it previously has been conducted and not take any action that would cause a breach of Section 2.13 (Absence of Changes).

4.3 Access and Information. Prior to Closing, Sellers shall give to Purchaser, its representatives and its lenders reasonable access at reasonable times to the employees, properties, books and records of the Business and furnish such information and documents in its possession relating to the Business as Purchaser or its lenders may reasonably request, provided that Purchaser and its lenders shall not be entitled to any such access, information or documents where Sellers have a good faith concern that access to such information may result in a violation of applicable law without the prior written consent of Sellers. All such information and documents obtained by Purchaser or its lenders shall be subject to the terms of the Confidentiality Agreement, dated December 21, 2010 (the “Confidentiality Agreement”), between Purchaser, Sellers and others. Purchaser hereby agrees that the provisions of the Confidentiality Agreement will apply to any properties, books, records, data, documents and other information relating to Sellers provided to Purchaser, its affiliates, representatives, lenders, or any of their respective advisers, directors, officers and employees pursuant to this Agreement.

4.4 Tax Matters

(a)	Taxes Payable. Sellers shall file or cause to be filed returns and pay (without duplication of amounts otherwise payable): (i) federal income Taxes of or payable by Sellers and (ii) all state, local, provincial and foreign income Taxes with respect to which any Seller has filed or is required to file a Tax return, in each case, for all taxable periods ending on or prior to the Closing Date, other than any such Taxes and any interest and penalties arising from any act or omission by Purchaser or any of its subsidiaries or affiliates. Purchaser shall be responsible to file returns and to pay all Taxes of or payable with respect to the Business that are not described as being the responsibility of Sellers in the first sentence of this Section 4.4(a). Purchaser shall file returns and pay all Taxes of or payable with respect to the Business other than the Taxes that are described as being the responsibility of Sellers in the first sentence of this Section 4.4(a) and the Taxes of Sellers in respect of the Business for the periods or parts thereof up to and including the Closing Date.

(b)	Payment of Transaction-Related Taxes. Except as otherwise provided in this Section 4.4, all transfer, real estate, sales, use, and similar Taxes arising out of the sale of the Acquired Assets pursuant to this Agreement shall be paid (or caused to be paid) by the Sellers.

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(c)	Tax Cooperation. To the extent Purchaser hires any employees of the any Seller, such Seller will cooperate with Purchaser and Purchaser’s agents to provide Purchaser with adequate payroll Tax records required by federal and state agencies necessary for Purchaser to optimize federal and state payroll Tax law.

(d)	Cooperation Regarding the Owned Real Property Tax Abatement. Sellers will cooperate with Purchaser and take any necessary actions to facilitate assignment of the Tax benefits of the Owned Real Property tax abatement to Purchaser; provided, however, that Sellers shall not be obligated to make any material expenditures in order to comply with this Section 4.4(d).

4.5 Supplements to Schedules.

(a)	The Sellers shall deliver all amendments and supplements to the schedules to the Purchaser on or before June 20, 2011. Within three business days of delivery of an amendment or supplement to the schedules, the Purchaser shall give notice to the Sellers if the Purchaser objects to an amendment or supplement. If the Purchaser does not object to an amendment or supplement within the period of time allotted for so doing, the Purchaser shall be deemed to have accepted the amendment or supplement. If the Purchaser and the Sellers cannot agree to an amendment or supplement on or before the day which is the earlier of ten days following delivery of the amendment or supplement and the Closing Date, this Agreement shall terminate.

(b)	From time to time after June 20, 2011, but prior to the Closing Date, Sellers shall be entitled to amend or supplement any one or more of the schedules attached to this Agreement with respect to any matter that is required to be set forth or described in such a schedule or that is necessary to complete or correct any information in any representation or warranty contained in Section 2. For purposes of determining the fulfillment of the condition precedent set forth in Section 6.4(a), no such amendment or supplement shall be given effect (unless such amendment or supplement has been accepted pursuant to Section 4.5(a)); for purposes of all other provisions of this Agreement, including Section 7.2.(a)(i) if both (a) the representation or warranty to which such amendment or supplement relates was true and correct in all material respects (or, if such representation or warranty is qualified by materiality, was true and correct in all respects) as of the date of this Agreement, and (b) the matter disclosed in such amendment or supplement would, individually or in the aggregate with all other such matters set forth in such amendments and supplements, cause the condition set forth in Section 6.4(a) not to be satisfied unless waived by Purchaser, then, if such condition is waived by Purchaser and the Closing occurs, such amendment or supplement shall be deemed to modify such representation or warranty; in any other case, such amendment or supplement shall not be deemed to modify such representation or warranty.

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(c)	Promptly after it is entered into, the Sellers will deliver to Purchaser a true and correct copy of any written material Contract and a complete and correct summary of the material terms and conditions of any oral material Contract which is entered into by any Seller in connection with the Business after the date of this Agreement and prior to the Closing.

4.6 Contact with Employees and Suppliers. Prior to the Closing, Purchaser (and all of their representatives and affiliates and any employees, directors or officers thereof) shall have the right to contact and communicate with the employees, suppliers and licensors of Sellers in connection with the transactions contemplated hereby only with the prior written consent of Sellers, which consent shall not be unreasonably withheld. From the date hereof until the Closing Date, upon the request of Sellers, Purchaser shall provide commercially reasonable support to Sellers in connection with Sellers’ communications with the employees, suppliers and licensors of Sellers in connection with the transactions contemplated hereby and preparations for the transitioning of such relationships to Purchaser as of the Closing.

4.7 Publicity. No press release or public announcement related to this Agreement, or the transactions contemplated hereby, shall be issued or made without the joint approval of Sellers and Purchaser, unless required by law or NASDAQ rule (in the reasonable opinion of counsel) in which case Sellers and Purchaser shall have the right to review such press release or announcement prior to publication; provided, however, that, to the extent that any announcement regarding this Agreement or the transactions contemplated hereby is made at any time, each party may issue further announcements (including press releases, tombstones and similar announcements) without the consent of the other party so long as such further announcements are consistent with, and not broader in scope than, the previously issued announcement.

4.8 Certain Restrictive Covenants

(a)	Non-Competition. Each of the Sellers and the Dimitrieffs (each a “Restricted Party”) covenants that such Restricted Party shall not, for a period of five (5) years from the Closing Date (the “Restriction Period”), anywhere in North America, directly or indirectly engage in or become associated as an employee, consultant, partner, owner, agent, stockholder, member, officer or director of, or otherwise have a business relationship with (i) any person or organization (other than Purchaser) engaged in, or about to become engaged in, the operation of a radial forging business; provided, however, that nothing in this Section 4.8(a) shall prevent the Restricted Parties from owning less than 5% of the capital stock of any such publicly traded person or organization.

(b)

Non-Solicitation. Each of the Restricted Parties covenants that such Restricted Party will not, for a period of twelve months from the Closing Date, directly or indirectly through an affiliate, (i) induce or attempt to induce any Transferred

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Employee to leave employment with Purchaser, or (ii) employ, or otherwise engage as an employee, independent contractor, or otherwise, any Transferred Employee.

(c)	Covenants Reasonable. Each Restricted Party agrees that each of the covenants set forth in paragraph (a) and paragraph (b) of this Section 4.8 is reasonable with respect to its duration, geographical area and scope.

(d)	Tolling of Restriction Period. In the event of breach by any Restricted Party of any covenant set forth in paragraph (a) and paragraph (b) of this Section 4.8, as determined by agreement among the parties hereto or by arbitrators or by a court of competent jurisdiction, the term of such covenant shall be extended by the period of the duration of such breach.

(e)	Severability. The parties intend that the covenants made in this Section 4.8 shall be enforced to the fullest extent permissible under the laws of any applicable jurisdiction, and acknowledge that these covenants are required and appropriate in scope and duration for the adequate protection of the businesses of Purchaser and to induce Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby. If any provision or term of this Section 4.8 is held to be prohibited by or invalid, then such provision or term shall be ineffective only to the extent of the prohibition or invalidity thereof, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Section 4.8. If any of the covenants set forth in this Section 4.8 are held to be unreasonable, arbitrary or against public policy, such covenants shall be considered divisible with respect to scope, time, and geographic area, and in such lesser scope, time and geographic area, shall be effective, binding and enforceable against the breaching party.

(f)	Remedies. If any Restricted Party breaches the covenants set forth in this Section 4.8, Purchaser shall be entitled to the following remedies:

(i)	To obtain from each of the Restricted Parties (jointly and severally) the amount of any loss, liability, claim, damage (excluding lost profits and consequential damages), expense (including costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third party claim, arising, directly or indirectly, from or in connection with the breach;

(ii)	In addition and not in lieu of its other remedies hereunder and at law, to obtain injunctive or other equitable relief to restrain any breach or threatened breach or otherwise to enforce specifically the provisions of this Section 4.8, it being agreed that money damages alone will be inadequate to compensate Purchaser and will be an inadequate remedy for such breach.

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The rights and remedies of the parties under this Section 4.8 are cumulative and not alternative.

4.9 Bulk Sales Laws. Purchaser hereby waives compliance with the provisions of any bulk sales law applicable to the transfer of the Acquired Assets.

4.10 Regulation S-X and Audited Financial Statements. Pursuant to the requirements of Form 8-K and Regulation S-X of the Securities Act of 1933, as amended, Purchaser may be required to include certain audited historical consolidated financial statements of Sellers and their subsidiaries and related pro forma financial information in a Current Report on Form 8-K required by applicable federal securities laws (the “Form 8-K”). Accordingly, prior to the Closing, Sellers shall use their reasonable best efforts to furnish to Purchaser, upon the request of Purchaser, any financial statements, information or other documents that are reasonably requested by Purchaser in connection with the preparation of any information required to be included in the Form 8-K. In addition, prior to the Closing, Sellers shall use their reasonable best efforts to obtain the agreement of an independent registered public accounting firm that is registered with the Public Company Accounting Oversight Board that it will, subject to its reasonable review of the Form 8-K and the completion of its customary procedures in connection therewith, provide its consent to the inclusion of such firm’s opinion with respect to any audited financial statements of Sellers to be included in the Form 8-K, with such consent to be filed as an exhibit to the Form 8-K. Purchaser shall reimburse Sellers for any out-of-pocket costs and expenses incurred by Sellers in connection with taking any actions requested by Purchaser pursuant to this Section 4.10.

4.11 Exclusivity. Until this Agreement is terminated by its terms, Sellers will not (and will not cause or permit any affiliate, director, officer, employee, stockholder or its agent to) directly or indirectly (a) solicit, initiate or encourage the submission of any proposal or offer from any individual or entity (including any of them) relating to any (i) liquidation, dissolution or recapitalization of, (ii) merger or consolidation with or into, (iii) acquisition or purchase of any material asset (or any material portion of the assets) of, or any equity interest in, or (iv) similar transaction or business combination involving the Sellers or the Business; or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any other party to do or seek any of the foregoing.

5.	Employees and Employee Benefit Plans

5.1 General. Purchaser shall offer employment to each of the Business employees (the “Sellers’ Employees”) actively employed by Sellers as of the Effective Time (excluding employees on any type leave, provided that employees on maternity leave or other employees on short-term disability leave will be offered employment by Purchaser upon their termination of such maternity or short-term disability leave), provided however, that Purchaser reserves the right to require any Sellers’ Employee to take and pass, to the reasonable satisfaction of Purchaser, a pre-employment physical by a doctor that will confirm that such Sellers’ Employee is fit for his position with the Business. Schedule 5.1 sets forth a current list of the Sellers’ Employees, their status, job title, location, business unit, function, date of hire, years of

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credited service, hourly or salaried designation, and annual salary or hourly wage. The Sellers shall advise the Purchaser as to changes to Schedule 5.1 from time to time. The Purchaser shall employ those Sellers’ Employees who accept the offer of employment with the Purchaser, in accordance with the terms and conditions offered to them (the “Transferred Employees”) provided that any such employment will be “at will” and subject to termination subsequent to the Closing Date for any reason, with or without cause. Notwithstanding any other provisions of this Agreement to the contrary, Sellers’ Employees on maternity leave and short-term disability leave shall be deemed “Transferred Employees” only upon their acceptance of Purchaser’s offer of employment, after their actual return to active employment with Purchaser. Purchaser’s liability with respect to such employees (if at all) will begin as of the date of such actual return to employment; and Sellers’ liability with respect to such employees will continue until the date of such actual return to employment. For purposes of allocating liabilities and responsibilities under this Section 5, any reference to the “Effective Time”, solely with respect to Sellers’ Employees on maternity leave and short-term disability leave as of the Closing Date, shall be deemed to be the date upon which such employees complete their leave and get back to active work with the Purchaser (if at all).

5.2 Employment Continuity. Nothing herein shall be construed as giving any Transferred Employee any right to continued employment, or, except as expressly provided in Section 5, to employment upon any terms or conditions with Purchaser following the Effective Time. Except where expressly otherwise provided, nothing herein shall limit the right of Purchaser at any time after Closing to terminate the employment of any Transferred Employee, to modify the terms and conditions of employment of any Transferred Employee, or to amend or terminate any employee benefit plan or arrangement covering any Transferred Employee.

5.3 WARN or Other Required Notices to Employees. Purchaser shall cooperate with Sellers in making any notices required by the Workers Adjustment Retraining Notification Act or other similar applicable domestic or foreign law, regulation or ordinance prior to the Closing Date in respect of the Sellers’ Employees.

5.4 Credit for Service Before Closing. Purchaser shall grant service credit to all Transferred Employees under Purchaser’s employee benefit plans for eligibility, vesting, and for benefit calculation purposes for vacation and disability-related benefits equal to years of service with Sellers, for such Transferred Employees.

5.5 Welfare Benefit Plan Participation. Purchaser shall offer health care insurance benefits to all Transferred Employees employed by Purchaser and such Transferred Employees’ eligible dependents as of the date of Closing. Purchaser shall use its best commercial efforts to cause any preexisting condition restrictions or waiting period under Purchaser’s welfare plans to be waived for a Transferred Employee (to the extent covered by a plan sponsored by Sellers.

5.6 Allocation of Certain Liabilities. Except as otherwise provided in Section 5.7, Sellers shall retain (as Excluded Liabilities) and be responsible for, and/or otherwise indemnify Purchaser from, all liabilities and obligations of Sellers to any Sellers Employees, and other

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current and former employees associated with the Business and their eligible dependents incurred prior to the Effective Time, in connection with any Plan or Employee Arrangement. Purchaser shall be responsible for all liabilities and obligations in connection with claims incurred after the Effective Time by Transferred Employees under any of Purchaser’s employee benefit plans established by Purchaser covering such Transferred Employees after the Effective Time. For purposes of this Section 5, a hospitalization claim shall be deemed incurred on the first day of such hospitalization and a disability claim shall be incurred on the date that the disability event occurred; it being understood that Purchaser shall be responsible for any disability absences commencing after the Effective Time by any Transferred Employee. A group health plan or plans of Sellers shall be responsible for any continuation of group health coverage required under Section 4980B of the Code, Sections 601 through 608 of ERISA or any similar state, provincial or local law, with respect to any “M&A qualified beneficiary” (as defined in regulations issued under Section 4980B of the Code) with respect to the transactions contemplated by this Agreement or any of the Seller Transaction Documents. Purchaser shall be responsible for any continuation of group health coverage required under Section 4980B of the Code or Section 601 through 608 of ERISA with respect to any Transferred Employee or any “qualified beneficiary” with respect to any Transferred Employee (as defined in Section 4980B of the Code) who incurs a “qualifying event” (as defined in Section 4980B of the Code) after the Effective Time.

5.7 Accrued Vacation. During the calendar year in which the Closing Date occurs, Purchaser shall grant paid vacation days to all Transferred Employees employed by Purchaser who have accrued any unused vacation days due from Sellers as of the date Transferred Employees commence employment with Purchaser. If Transferred Employees do not take unused vacation days as time off prior to December 31st of such year, to the extent permitted by applicable law, such vacation shall be forfeited. Beginning the calendar year following the year in which the Closing Date occurs, Transferred Employees shall be eligible for vacation in accordance with Purchaser’s policy, taking into account service recognized in accordance with Section 5.4, and service earned while employed with Purchaser.

5.8 Workers’ Compensation Benefits. All liabilities under state workers’ compensation statutes with respect to Sellers’ Employees through the Effective Time shall remain liabilities of Sellers.

5.9 No Third-Party Beneficiaries. Nothing in this Agreement is intended to confer on any entity or individual who is not a party to this Agreement (including any Sellers’ Employees) any rights whatsoever.

5.10 Further Cooperation. Sellers and Purchaser shall, cooperate in good faith to effectuate the provisions of this Section 5 and to ensure an orderly and effective transition of benefits coverage with respect to the Transferred Employees from the employee benefit plans to the appropriate plans established by Purchaser on or as promptly as possible after Closing. Without limiting the generality of the foregoing sentence, Sellers will make available to Purchaser, in accordance with this Section 5.10, any information (including current and historic data and files) which Purchaser may reasonably request which is required or helpful for the continued and lawful operation of the employee benefits plans or Purchaser’s employee benefit plans (in the case of a request from Purchaser).

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6.	Conditions Precedent

6.1 General. The respective obligations set forth herein of Sellers and Purchaser to consummate the sale and purchase of the Acquired Assets at the Closing shall be subject to the fulfillment, on or before the Closing Date, in the case of Sellers, of the conditions set forth in Sections 6.2 and 6.3, and in the case of Purchaser, of the conditions set forth in Sections 6.2 and 6.4.

6.2 Conditions to Obligations of Both Parties

(a)	Consents. All Permits and governmental consents listed on Schedule 6.2(a) and all third party consents listed on Schedule 6.2(a) shall have been obtained.

(b)	HSR Act. Any waiting period (and any extension thereof) under the HSR Act (or any comparable law or regulations in any foreign jurisdictions) applicable to the transactions contemplated hereby shall have expired or shall have been terminated, and no action shall have been instituted by any Governmental Authority with jurisdiction over the enforcement of antitrust laws challenging or seeking to enjoin the consummation of the transactions contemplated under this Agreement, the Seller Transaction Documents or the Purchaser Transaction Documents which action shall not have been withdrawn or terminated.

(c)	No Injunction. There shall not be in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement.

6.3 Conditions to Obligations of Sellers

(a)	Representations and Warranties of Purchaser. The representations and warranties in Section 3 shall be true and correct when made in all material respects (other than representations and warranties qualified by materiality, which shall be true and correct in all respects) when made and at and as of the Closing with the same effect as though made at and as of such time. Purchaser shall have duly performed and complied in all material respects with all agreements contained herein required to be performed or complied with by it at or before the Closing.

(b)	Officer’s Certificate. Purchaser shall have delivered to Sellers a certificate, dated the Closing Date and signed by an authorized executive officer, as to the fulfillment of the conditions set forth in Section 6.3(a).

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(c)	Purchaser Transaction Documents. The Purchaser shall have executed and delivered all Purchaser Transaction Documents required to be executed and delivered prior to the Closing;

(d)	Corporate Authority. Sellers shall have received from Purchaser copies, certified by the secretary of Purchaser, of resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement, the Purchaser Transaction Documents, the purchase of the Acquired Assets and the transactions contemplated by this Agreement.

6.4 Conditions to Obligations of Purchaser

(a)	Representations and Warranties of Sellers. The representations and warranties in Section 2 shall be true and correct in all material respects (other than representations and warranties qualified by materiality, which shall be true and correct in all respects) when made and at and as of the Closing with the same effect as though made at and as of such time. Sellers shall have duly performed and complied in all material respects with all agreements contained herein required to be performed or complied with by them at or before the Closing.

(b)	Officer’s Certificate. Sellers shall have delivered to Purchaser a certificate, dated the Closing Date and signed by an authorized executive officer of each, as to the fulfillment of the conditions set forth in Section 6.4(a).

(c)	FIRPTA Certificate. RSM shall have delivered on the Closing Date to Purchaser a certificate, as contemplated under and meeting the requirements of section 1.1445-2(b)(2)(i) of the Treasury Regulations, to the effect that such Seller is not a foreign person within the meaning of the Code and applicable Treasury Regulations.

(d)	Seller Transaction Documents. The Sellers shall have executed and delivered all Seller Transaction Documents required to be executed and delivered prior to the Closing.

(e)	Owner’s Affidavit; Mechanic’s Lien Indemnity. Purchaser shall have received an owner’s affidavit in the form required by Purchaser’s title company related to the Owned Real Property executed by RSM. Further, to the extent required by Purchaser’s title company, RSM and Patriot shall arrange for the execution and delivery of a mechanic’s lien indemnity and any other required documentation necessary for such title company to deliver the Owner’s Title Policy (as defined below) free of an exception for mechanic’s liens.

(f)	Settlement Statement. Purchaser shall have received a settlement statement prepared by Purchaser’s title company, reflecting the terms of this Agreement and related to the sale of the Owned Real Property.

ASSET PURCHASE AGREEMENT	PAGE 39

(g)	Release of Liens. Purchaser shall have received instruments reflecting the release of all Liens on the Acquired Assets, other than the Permitted Liens.

(h)	Title Insurance. Purchaser shall have received an ALTA Owner’s Title Insurance Policy with respect to each parcel of Sellers’ Owned Real Property, which shall (i) be reasonably satisfactory to Purchaser, (ii) be subject only to the Permitted Liens, and (iii) contain mechanic’s lien coverage and such endorsements as Purchaser may reasonably request (“Owner’s Title Policy”).

(i)	Survey. Purchaser shall have obtained an ALTA survey, prepared by a surveyor licensed in the jurisdiction where Sellers’ applicable Owned Real Property is located, which shall be reasonably satisfactory to Purchaser, and which shall conform to the standards required by Purchaser’s title company as a condition to the removal of any survey exceptions from the Owner’s Title Policy, or otherwise.

(j)	Title to Owned Real Property. There shall have been no changes to the title to the Property since the Title Date other than changes made in order to remove, remedy or satisfy any valid objections to title made by the Purchaser in accordance with the provisions of Section 1.16.

(k)	Financing. Purchaser shall have secured financing (in debt or otherwise) that is needed, subject to Purchaser’s sole and absolute discretion, in order to consummate the transactions contemplated by this Agreement.

(l)	Material Adverse Effect. Since the date upon which the VIDP Condition is waived, no Material Adverse Effect shall have occurred with respect to the VIDP. Since the date upon which the Qualification Condition is waived, no Material Adverse Effect shall have occurred with respect to the Radial Forge. Since the date upon which the General Condition is waived, no Material Adverse Effect shall have occurred with respect to any Acquired Asset other than the VIDP System and the Radial Forge. Since the Title Date, no Material Adverse Effect shall have occurred with respect to the Owned Real Property.

(m)	Corporate Authorization. Purchaser shall have received from each Seller copies, certified by the secretary of such Seller, of resolutions of the board of directors and shareholders of such Seller authorizing the execution, delivery and performance by such Seller of this Agreement, the Seller Transaction Documents, the sale of the Acquired Assets, and the transactions contemplated by this Agreement.

6.5 Termination. This Agreement shall terminate if the Closing shall not have occurred on or before the Closing Date.

ASSET PURCHASE AGREEMENT	PAGE 40

6.6 Effect of Termination. If this Agreement terminates in accordance with the provisions of this Agreement, there will be no liability or obligation on the part of any Party except:

(a)	for the provisions of Sections 1.20 (Deposit), 2.18 (Brokers), 3.4 (Brokers), 4.7 (Publicity), 8.3 (Expenses), 8.6 (Notices), 8.8 (No Third Party Beneficiaries), 8.11 (Governing Law), 8.12 (Consent to Jurisdiction), 8.13 (Waiver of Punitive and Other Damages and Jury Trial) and Section 6.6 (Termination);

(b)	if this Agreement is terminated as a result of failure of the Closing condition set forth in Section 6.4(k) and such failure is not primarily as a result of Sellers’ actions or inactions, the Deposit, together with interest thereon, if any, shall be Sellers’ sole and exclusive remedy relating to the termination hereof; and

(c)	subject to the provisions of Section 6.6(b), each Party shall be entitled to all remedies available to such Party for breach of this Agreement or otherwise, provided however that:

(i)	in no event shall any Seller be entitled to damages unless:

(A)	the conditions to Closing under Sections 6.2 and 6.4 (including without limitation Section 6.4(k)) have been satisfied; and

(B)	Purchaser failed to take the necessary actions in order to effect the Closing;

(ii)	any damages award will take into account the amount in Deposit; and

(iii)	in no event shall Purchaser be entitled to damages unless:

(A)	the conditions to Closing under Sections 6.2 and 6.3 have been satisfied; and

(B)	Sellers failed to take the necessary actions in order to effect the Closing.

ASSET PURCHASE AGREEMENT	PAGE 41

7.	Indemnification

7.1 Survival of Representations and Warranties. Any claim for indemnification under Section 7 with respect to the representations and warranties contained in Section 2 or Section 3 of this Agreement must be brought prior to the 18 month anniversary of the Closing Date in accordance with Section 7.2(d); provided, however, that:

(a)	the representations and warranties set forth in Section 2.1 (Corporate Status and Authority), Section 2.16 (Brokers), Section 3.12 (Corporate Status and Authority), and Section 3.4 (Brokers) shall survive indefinitely,

(b)	the representations and warranties set forth in Section 2.8 (Employees; Employee Agreements; Benefits), and Section 2.12 (Tax) shall survive the Closing and remain in full force and effect until the date that is 90 days after the applicable statute of limitations period, plus any extensions thereof,

(c)	the representations and warranties set forth Section 2.15 (Environmental Compliance and Conditions) shall survive the Closing and remain in full force and effect until the fifth anniversary of the Closing Date; and

(d)	any indemnification obligation arising from fraud shall not expire.

7.2 Indemnification

(a)	By Sellers. From and after the Closing, Sellers jointly and severally shall indemnify and hold harmless Purchaser from and against any loss, liability or damage, including reasonable attorneys’ fees and other costs and expenses (collectively, “Damages”), incurred or sustained by Purchaser as a result of any one or more of the following:

(i)	the breach by Sellers after Closing of any covenant set forth in this Agreement for which performance is required after Closing (other than Section 4.8 (Certain Restrictive Covenants) which has its own remedies as set forth in Section 4.8(f));

(ii)	subject to Section 7.1, the breach by Sellers of any representation or warranty set forth in Section 2 (Representations and Warranties of Sellers) of this Agreement;

(iii)	any Excluded Liability; or

(iv)	any breach by Sellers of the provisions of Section 1.18 (VIDP System Repair).

provided that there shall not be any duplicative payments or indemnities by Sellers.

ASSET PURCHASE AGREEMENT	PAGE 42

(b)	By Purchaser. From and after the Closing, subject to Section 7.1, Purchaser agrees to indemnify and hold harmless Sellers from and against any Damages incurred or sustained by Sellers as a result of any one or more of the following:

(i)	the breach by Purchaser after Closing of any covenant set forth in this Agreement for which performance is required after Closing, and

(ii)	the breach of any representation or warranty set forth in Section 3 (Representations and Warranties of Purchaser) of this Agreement,

(iii)	the failure of the Purchaser to satisfy any one or more of its obligations in accordance with the provisions of the Assumption Agreement,

provided that there shall not be any duplicative payments or indemnities by Purchaser.

(c)	Limitation on Indemnification. The rights of Purchaser and Sellers to indemnification under this Section 7.2 shall be limited as follows:

(i)	The amount of any Damages incurred shall be reduced by the net amount actually recovered (after deducting all attorneys’ fees, expenses and other costs of recovery) from any insurer or other party liable for such Damages.

(ii)	No indemnification for Damages under this Section 7 shall be made until the aggregate amount of Damages incurred by Purchaser or Damages incurred by Sellers, respectively, exceeds $250,000 (the “Threshold”) provided that once Damages exceed the Threshold then indemnification shall be available for all Damages, and in no event will Purchaser or Sellers, as the case may be, be entitled to indemnification in excess of $7,500,000 (the “Cap”); provided, however, that:

(1)	the foregoing monetary limits shall not apply to claims for indemnification under Section 7.2(a)(iii) (Excluded Liability);

(2)	the foregoing monetary limits shall not apply to claims for indemnification under Section 7.2(a)(ii) in respect of a breach of a representation or warranty set forth in Section 2.6(a), Section 2.6(c)(i) and Section 2.6(c)(iii).

(3)	claims for indemnification under:

(A)	Section 7.2(a)(i) in respect of a breach of a covenant set forth in Section 4; and

(B)	Section 7.2(b)(ii) in respect of a breach of a representation or warranty set forth in Section 2.12 (Taxes) shall not be subject to the Threshold but shall be subject to the Cap.

ASSET PURCHASE AGREEMENT	PAGE 43

(d)	Indemnification Procedures. A party entitled to indemnification hereunder shall herein be referred to as an “Indemnitee.” A party obligated to indemnify an Indemnitee hereunder shall herein be referred to as an “Indemnitor.”

(i)

Third Party Claims. Within ten (10) business days after an Indemnitee receives notice of any third party claim or the commencement of any action by any third party which such Indemnitee reasonably believes may give rise to a claim for indemnification from an Indemnitor hereunder, such Indemnitee shall, if a claim in respect thereof is to be made against an Indemnitor under Section 7, notify such Indemnitor in writing in reasonable detail of such claim or action and include with such notice copies of all notices and documents (including court papers) served on or received by the Indemnitee from such third party. Upon receipt of such notice, the Indemnitor shall be entitled to participate in such claim or action, to assume the defense thereof with counsel reasonably satisfactory to the Indemnitee, and to settle or compromise such claim or action, provided that such settlement or compromise shall be effected only with the consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed. After notice to the Indemnitee of the Indemnitor’s election to assume the defense of such claim or action, the Indemnitor shall not be liable to the Indemnitee under Section 7 for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof other than reasonable costs of investigation, provided that the Indemnitee shall have the right to employ counsel at the Indemnitee’s expense, to represent it if either (x) such claim or action involves remedies other than monetary damages and such remedies, in the Indemnitee’s reasonable judgment, could have a material adverse effect on such Indemnitee or (y) the Indemnitee may have available to it one or more defenses or counterclaims which are inconsistent with one or more defenses or counterclaims which may be alleged by the Indemnitor. If the Indemnitor does not elect to assume the defense of such claim or action within forty five (45) days of the Indemnitee’s delivery to notice of such a claim or action, the Indemnitee shall be entitled to assume the defense thereof. Unless it has been conclusively determined through a final judicial determination (or settlement tantamount thereto) that the Indemnitor is not liable to the Indemnitee under this Section 7.2(d), the Indemnitee shall act reasonably and in accordance with its good faith business judgment with respect to such defense, and shall not settle or compromise any such claim or action without the consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. The parties hereto agree to render to each other such assistance as may

ASSET PURCHASE AGREEMENT	PAGE 44

reasonably be requested in order to ensure the proper and adequate defense of any such claim or action, including making employees available on a mutually convenient basis to provide additional information and explanation of any relevant materials or to testify at any proceedings relating to such claim or action.

(ii)	Other Claims. Within ten (10) business days after an Indemnitee sustains any Damages not involving a third party claim or action which such Indemnitee reasonably believes may give rise to a claim for indemnification from an Indemnitor hereunder, such Indemnitee shall deliver notice of such claim to the Indemnitor, specifying with reasonable detail the basis on which indemnification is being asserted and the amount of such Damages. If the Indemnitor does not notify the Indemnitee within thirty (30) calendar days following its receipt of such notice that the Indemnitor disputes its liability to the Indemnitee under this Section 7, such claim specified by the Indemnitee in such notice shall be conclusively deemed a liability of the Indemnitor under this Section 7 and the Indemnitor shall pay the amount of such claim to the Indemnitee on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the Indemnitor has timely disputed its liability with respect to such claim, as provided above, the Indemnitor and the Indemnitee shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction in accordance with Article 8 of this Agreement.

(e)	Tax Treatment of Indemnity Payment. Each Seller and each Purchaser agree to treat any indemnity payment made pursuant to Section 7.2 as an adjustment to the Purchase Price for all Tax purposes unless otherwise required by law.

(f)	Sole Remedy. Each of the parties acknowledges and agrees that, except for liability arising from Section 6.5 (Termination), the sole and exclusive remedy such party may have for:

(i)	the breach of any representation or warranty set forth in Section 2 (Representations and Warranties of Sellers) or Section 3 (Representations and Warranties of Purchaser); or

(ii)	any failure or breach of covenant or obligation, understanding or agreement to be performed by a party hereto,

ASSET PURCHASE AGREEMENT	PAGE 45

shall be limited to the indemnification remedies set forth in this Section 7, provided however, that such limitation shall not apply to any breach of an obligation or covenant set forth in Section 4.8 (Certain Restrictive Covenants).

8.	General Provisions

8.1 Modification; Waiver. This Agreement may be modified only by a written instrument executed by the parties hereto. Unless otherwise specified in this Agreement, any of the terms and conditions of this Agreement may be waived in writing at any time on or prior to the Closing Date by the party entitled to the benefits thereof.

8.2 Entire Agreement. This Agreement, including the schedules and exhibits hereto (which are hereby incorporated by reference and made a part hereof), is the entire agreement of the parties with respect to the subject matter hereof and supersedes all other prior agreements, understandings, documents, projections, financial data, statements, representations and warranties, oral or written, express or implied, between the parties hereto and their respective affiliates, representatives and agents in respect of the subject matter hereof; provided that this Agreement shall not be deemed to supersede the Confidentiality Agreement, the terms and conditions of which the parties hereto expressly reaffirm, unless and until Closing has occurred.

8.3 Expenses. Except as expressly provided herein, whether or not the transactions contemplated herein shall be consummated, each party shall pay its own expenses incident to the preparation and performance of this Agreement; provided that (i) Purchaser shall be responsible for all filing fees in connection with the filings required by the HSR Act; (ii) all real estate taxes, personal property taxes (if any), water, sewer and other current charges, if any, assessed against the Owned Real Property shall be apportioned pro rata as of the Closing Date (with Purchaser being responsible for paying all charges due on and after the Closing Date) on the basis of the applicable fiscal taxing periods of the taxing or assessing authorities, or other applicable period with respect to private assessments or charges; (iii) Purchaser shall be responsible for the cost of the Survey; (iv) the parties shall split equally the cost of the title premium for the Owner’s Title Policy; (v) Sellers shall be responsible for all title search and exam fees incurred by the title company in connection with the Owner’s Title Policy; (vi) Purchaser shall pay the cost of recording the Deed and (vii) Sellers shall pay the cost of recording any documents necessary to remove any Liens, other than Permitted Liens, from the Owned Real Property.

8.4 Further Actions. Each party shall execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other party in order to consummate or implement the transactions contemplated hereby.

8.5 Post-Closing Access. In connection with any matter relating to any period prior to, or any period ending on, the Closing, Purchaser shall, upon the request and at the expense of Sellers, permit Sellers and their representatives full access at all reasonable times to the books and records of the Business which shall have been transferred to Purchaser, and

ASSET PURCHASE AGREEMENT	PAGE 46

Purchaser shall execute such documents as Sellers may reasonably request to enable Sellers to file any required reports or Tax returns relating to the Business. Purchaser shall not dispose of such books and records during the seven-year period beginning with the Closing Date without Sellers’ consent, which shall not be unreasonably withheld. Following the expiration of such seven-year period, Purchaser may dispose of such books and records at any time upon giving 60 days’ prior written notice to Sellers, unless Sellers agree to take possession of such books and records within 60 days at no expense to Purchaser. Notwithstanding the foregoing, this Section shall not apply in connection with any adversarial proceedings between the parties.

8.6 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by reputable overnight air courier (such as Federal Express), two (2) business days after mailing; (c) if sent by facsimile transmission or by e-mail, with a copy mailed on the same day in the manner provided in (a) or (b) above, when transmitted and receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered and shall be delivered as follows:

if to Sellers:

c/o Patriot Forge Co.

700 - 1881 Yonge Street

Toronto, Ontario M4S 3C4

Fax Number: (416) 932 9009

E-Mail: q-park@ilap.com

Attention: John M. Dimitrieff

ASSET PURCHASE AGREEMENT	PAGE 47

if to the Dimitrieffs:

c/o Patriot Forge Co.

700 - 1881 Yonge Street

Toronto, Ontario M4S 3C4

Fax Number: (416) 932 9009

E-Mail: q-park@ilap.com

Attention: John M. Dimitrieff

if to any Purchaser:

Universal Stainless and Alloy Products, Inc.

600 Mayer Street

Bridgeville, PA 15017

Fax Number: (412) 257-7605

E-Mail: P.MCGRATH@UNIVSTAINLESS.com

Attention: General Counsel

or to such other address or to such other person as either party hereto shall have last designated by notice to the other party.

8.7 Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. No party hereto may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto, and any such assignment shall be void. Notwithstanding the foregoing, the Purchaser may assign any or all of its rights under this Agreement (i) to any affiliate, (ii) to any acquirer of all or any substantial portion of the Business or its assets, however effected, or (iii) as a collateral assignment to any lender to Purchaser or any of its affiliates. In no event shall the Purchaser be released from any of its obligations hereunder.

8.8 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity which is not a party or a successor or permitted assignee of a party to this Agreement.

8.9 Counterparts. This Agreement may be executed in counterparts, all of which shall constitute one and the same instrument.

8.10 Interpretation. The section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof. Any references to Sellers knowledge or the knowledge of Sellers shall mean (i) the actual knowledge or awareness of John Dimitrieff, Gordon Dimitrieff and Robert Dimitrieff, and (ii) the knowledge or awareness which any such persons would have obtained in the conduct of their business after making reasonable inquiry and reasonable diligence with respect to the particular matter in question. Any reference to Purchaser’s knowledge or the knowledge of

ASSET PURCHASE AGREEMENT	PAGE 48

Purchaser shall mean (i) the actual knowledge of Denny Oates, Douglas McSorley and Paul McGrath, and (ii) the knowledge or awareness which any such persons would have obtained in the conduct of their business after making reasonable inquiry and reasonable diligence with respect to the particular matter in question.

8.11 Governing Law. This Agreement shall be construed, performed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any conflicts of law principles that would require the application of the law of another jurisdiction.

8.12 Consent to Jurisdiction, etc.

(a)	Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Pennsylvania Commonwealth court or Federal court sitting in Pittsburgh, Pennsylvania, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Pennsylvania Commonwealth court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)	Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any Pennsylvania Commonwealth or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)	Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.6. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

ASSET PURCHASE AGREEMENT	PAGE 49

8.13 Waiver of Punitive and Other Damages and Jury Trial

(a)	Each party acknowledges and agrees that any controversy which may arise under this agreement is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this agreement or the transactions contemplated hereby.

(b)	Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce either of the foregoing waivers, (ii) it understands and has considered the implications of such waivers, (iii) it makes such waivers voluntarily, and (iv) it has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this section 8.13.

[Remaining Page Left Intentionally Blank; Signature Page Follows]

ASSET PURCHASE AGREEMENT	PAGE 50

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

UNIVERSAL STAINLESS AND ALLOY PRODUCTS, INC.,

a Delaware corporation

By:	/s/ Dennis M. Oates
Name:	Dennis M. Oates
Title:	Chairman, President & CEO

PATRIOT SPECIAL METALS, INC., an Ohio corporation

By:	/s/ John M. Dimitrieff
Name:	John M. Dimitrieff
Title:	A.S.O.

RSM REAL ESTATE HOLDING, INC., an Ohio corporation

By:	/s/ John M. Dimitrieff
Name:	John M. Dimitrieff
Title:	A.S.O.

Solely as to the Preamble and Section 4.8 of the Asset Purchase Agreement:

/s/ John M. Dimitrieff
John Dimitrieff

/s/ Robert Dimitrieff
Robert Dimitrieff

/s/ Gordon Dimitrieff
Gordon Dimitrieff

ASSET PURCHASE AGREEMENT	PAGE 51

Schedule 1.0(a)

Schedules and Exhibits

Schedule 1.0(b)	Definitions
Schedule 1.1(b)	Machinery and Equipment
Schedule 1.1(e)	Contracts
Schedule 1.2(c)	Excluded Litigation
Schedule 1.2(j)	Excluded Assets
Schedule 1.11(b)	Permitted Expenses
Schedule 1.11(c)	Accountant Instructions
Schedule 1.12(a)	Purchase Price Allocation
Schedule 1.19	Qualification
Schedule 1.22	Capital Expenditure Plan
Schedule 2.2(b)	Third Party and Governmental Consents
Schedule 2.4	Financial Statements
Schedule 2.5	Undisclosed Liabilities
Schedule 2.6(a)	Owned Real Property
Schedule 2.6(d)	Wetlands
Schedule 2.6(i)	Liens
Schedule 2.8(a)	Employees
Schedule 2.8(b)	Employee Arrangements
Schedule 2.8(c)	Employee Benefits
Schedule 2.9(a)	Intellectual Property
Schedule 2.9(c)	Intellectual Property Licences
Schedule 2.11	Litigation Matters
Schedule 2.14	Permits
Schedule 2.15	Insurance
Schedule 2.16(b)	Environmental Permits
Schedule 3.2	Purchaser Consents
Schedule 5.1	Sellers’ Employees
Schedule 6.2(a)	Permits and Consents

Exhibit A	Form of Promissory Note
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Assumption Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Bill of Sale
Exhibit F	Form of Deed

[Certain Schedules and Exhibits have been omitted from this filing. A copy of any omitted Schedule or Exhibit will be furnished supplementally to the Commission upon request.]

ASSET PURCHASE AGREEMENT	PAGE 52

Schedule 1.0(b)

Definitions

“Accounting Firm” means KPMG LLP.

“Acquired Assets” is defined in section 1.1.

“Agreement” is defined in the preamble.

“ALD” means ALD Vacuum Technologies.

“Annual Financial Statements” is defined in section 2.4(a).

“Assumed Accounts Payable” is defined in section 1.3.

“Assumed Contracts” is defined in section 1.1(e).

“Assumption Agreement” is defined in section 1.14(a)(i).

“Assumed Liabilities” is defined in section 1.3.

“Bill of Sale” is defined in section 1.14(b)(iv).

“Business” is defined in the preamble.

“Cap” is defined in section 7.2(c)(ii).

“Capital Expenditure Plan” is defined in section 1.22.

“Closing” is defined in section 1.6.

“Closing Cash Adjustment Amount” is defined in section 1.11(c).

“Closing Date” is defined in section 1.6.

“Code” is defined in section 1.12(b).

“Confidentiality Agreement” is defined in section 4.3.

“Construction Plans and Specifications” means any and all construction plans, drawings, designs, specifications, manuals and diagrams depicting or describing all or any part of the Owned Real Property, the Improvements, and the machinery and equipment located therein and thereon.

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“Contract” is defined in section 1.1(e).

“Cure Notice” is defined in section 1.16.

“Damages” is defined in section 7.2(a).

“Deed” is defined in section 1.14(b)(v).

“Deposit” is defined in section 1.20.

“Dimitrieffs” is defined in the preamble.

“Disclosed Contracts” is defined in section 2.7.

“Effective Time” is defined in section 1.6.

“Employee Arrangements” is defined in section 2.8(b).

“Environmental Law” is defined in section 2.16(a).

“Environmental Permit” is defined in section 2.16(b).

“ERISA” is defined in section 2.8(c).

“Escrow Agent” is defined in section 1.10(b).

“Escrow Agreement” is defined in section 1.10(b).

“Escrow Amount” is defined in section 1.10(b).

“Excluded Assets” is defined in section 1.2.

“Excluded Liability” and “Excluded Liabilities” are defined in section 1.4.

“Extension Payment” is defined in section 1.6(c).

“Final Cash Adjustment Amount” is defined in section 1.11(d).

“Financial Statements” is defined in section 2.4(a).

“Form 8-K” is defined in section 4.10.

“GAAP” is defined in section 2.4(b).

ASSET PURCHASE AGREEMENT	PAGE 54

“General Condition” is defined in section 1.15.

“Governmental Authority” is defined in section 2.10.

“Hazardous Activity” is defined in section 2.16(a).

“Hazardous Substance” is defined in section 2.16(a).

“HSR Act” is defined in section 2.2(a).

“Improvements” means any and all improvements to the Owned Real Property, including, without limitation, all buildings and other structures, as described in the Construction Plans and Specifications.

“Indebtedness” is defined in section 1.4(b).

“Indemnitee” is defined in section 7.2(d).

“Indemnitor” is defined in section 7.2(d).

“Independent Report” is defined in section 1.11(c).

“Independent Report Costs” is defined in section 1.11(c).

“Independent Report Date” is defined in Section 1.11(c).

“Independent Supplemental Report” is defined in section 1.11(d).

“Independent Supplemental Report Costs” is defined in section 1.11(d).

“Independent Accountant Reports” means the Independent Report as supplemented by the Independent Supplemental Report.

“Intellectual Property” is defined in section 1.1(f).

“Laws” means all laws, statutes, rules, regulations, judgments, orders, decrees, permits, concessions, franchises or other governmental authorizations or approval and “Law” means any one of them.

“Liens” is defined in section 1.5.

“Machinery and Equipment” is defined in section 1.1(b).

ASSET PURCHASE AGREEMENT	PAGE 55

“Material Adverse Effect” means a change in the Acquired Assets which could reasonably be expected to have a significant adverse effect on the value or price of the Business, the Acquired Assets (taken as a whole), or on the decision of the Purchaser to purchase the Business or the Acquired Assets (taken as a whole).

“North Jackson Facility” is defined in the preamble.

“Owned Real Property” is defined in Schedule 2.6(a).

“Owner’s Title Policy” is defined in Schedule 6.4(h).

“Patriot” is defined in the preamble.

“Permit” and “Permits” are defined in section 1.1(j).

“Permitted Liens” is defined in section 1.5.

“Plans” is defined in section 2.8(c).

“PO System” is defined in section 1.1(f).

“Promissory Note” is defined in section 1.10(a).

“Partial Extension Payment” is defined in section 1.6(c).

“Purchase Price” is defined in section 1.8.

“Purchase Price Allocation” is defined in section 1.12(b).

“Purchaser” is defined in the preamble.

“Purchaser Transaction Documents” means all documentation executed and delivered by or on behalf of the Purchaser in accordance with the provisions of this Agreement.

“Qualification Date” is defined in section 1.19.

“Qualified” is defined in section 1.19.

“Qualification Condition” is defined in section 1.19.

“Qualification Notice” is defined in section 1.19.

“Radial Forge” is defined in section 1.19.

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“Release” is defined in section 2.16(a).

“Restricted Party” is defined in section 4.8(a).

“Restriction Period” is defined in section 4.8(a).

“RSM” is defined in the preamble.

“Seller Transaction Documents” means all documentation executed and delivered by or on behalf of the Sellers in accordance with the provisions of this Agreement.

“Seller” and “Sellers” defined in the preamble.

“Sellers’ Employees” is defined in section 5.1.

“Statement of Balance Due on Closing” is defined in section 1.9.

“Taxes” is defined in 2.12(a).

“Threshold” is defined in section 7.2(c)(ii).

“Title Condition” is defined in section 1.16.

“Title Date” is defined in section 1.16.

“Transferred Employees” is defined in section 5.1.

“Transition Services Agreement” is defined in section 1.14(a)(iii).

“Unapproved Improvement” is defined in section 1.22.

“Unaudited Balance Sheet” is defined in section 2.4(a).

“Vendor Solicitor” is defined in section 1.20.

“VIDP” is defined in section 1.17.

“VIDP Condition” is defined in section 1.17.